'

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Diageo plc
(Translation of registrant’s name into English)

8 Henrietta Place, London W1G 0NB
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☑                     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

SIGNATURES
List identifying information
Preliminary results for the year ended 30 June 2004
DIAGEO PRELIMINARY RESULTS
OPERATING AND FINANCIAL REVIEW
FINANCIAL REVIEW
DIAGEO CONSOLIDATED PROFIT AND LOSS ACCOUNT
DIAGEO CONSOLIDATED BALANCE SHEET
DIAGEO CONSOLIDATED CASH FLOW STATEMENT
MOVEMENTS IN NET BORROWINGS
DIAGEO CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
NOTES
EXPLANATORY NOTES
Diageo announces changes to its Board of directors
Diageo announces changes to global Executive Committee
DIAGEO ANNOUNCES GENERAL MILLS UPDATE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc (Registrant)
Date: 8 October 2004	By /s/ J Nicholls
	Name:	J Nicholls
	Title:	Deputy Company Secretary

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 — 30 September 2004

     Information

     Public Announcements/Press

Announcement
Preliminary results for the year ended
30 June 2004.
(2 September 2004)
Announcement
Changes to the Board of the Company
(2 September 2004)

Announcement
Transfer of Shares by Diageo Share
Ownership Trustee Limited and Messrs Walsh
and Rose inform the Company of their beneficial
interests therein.
(3 September 2004)
Announcement
Company purchases its own securities
(3 September 2004)
Announcement
Company purchases its own securities
(7 September 2004)

Announcement
Changes to the Global Executive committee
of the Company
(8 September 2004)
Announcement
Company purchases its own securities
(8 September 2004)
Announcement
Company purchases its own securities
(9 September 2004)

Announcement
Mr. Walsh informs the company of his
non-beneficial interests. Transfer of Shares
by Diageo Share Ownership Trustee Limited.
Messrs Walsh and Rose and Lord Blyth
inform the Company of their
beneficial interests.
(10 September 2004)
Announcement
Company purchases its own securities
(10 September 2004)
Announcement
Company purchases its own securities
(13 September 2004)

     Required by/when

     The Stock Exchange, London

Announcement
Company purchases its own securities
(14 September 2004)

Announcement
Lord Blyth informs the Company of his
beneficial interests
(15 September 2004)
Announcement
Company purchases its own securities
(15 September 2004)

Announcement
Company purchases its own securities
(16 September 2004)
Announcement
Transfer of Shares by Diageo Share
Ownership Trustee Limited and Messrs Walsh
and Rose inform the Company of their
beneficial interests therein
(17 September 2004)
Announcement
Company purchases its own securities
(20 September 2004)

Announcement
General Mills update
(21 September 2004)
Announcement
Lodgement of Diageo 2004 Annual Report
and Review
(21 September 2004)
Announcement
Company purchases its own securities
(22 September 2004)

Announcement
Company purchases its own securities
(23 September 2004)
Announcement
Company purchases its own securities
(24 September 2004)

Announcement
Company purchases its own securities
(27 September 2004)
Announcement
Company purchases its own securities
(28 September 2004)
Announcement
The Capital Group Companies Inc.
notification of interest in shares of the
Company
(29 September 2004)

Company	Diageo PLC
TIDM	DGE
Headline	Preliminary Results
Released	07:00 02-Sep-04
Number	5249C

2 September 2004 (7.00am)                     Preliminary results for the year ended 30 June 2004

Consistent volume growth and mix improvement delivers 7% organic operating profit growth and strong free cash flow

SUMMARY FINANCIALS

			Reported	Organic
	2004	2003	movement	movement
	£ million	£ million	%	%
Premium drinks	8,891	8,802	1	6
Burger King	—	479

Turnover	8,891	9,281

Premium drinks	1,911	1,902	—	7
Burger King	—	53

Operating profit before exceptional items	1,911	1,955

ORGANIC GROWTH

•	Volume up 4%

•	Net sales (after deducting excise duties) up 6%

•	Marketing investment including certain promotional expenditure* up 7%

•	Operating profit up 7%

•	Operating margin up 0.3 percentage points

Organic growth is before exceptional items
* Marketing investment increased 6% with a further 1% growth in promotional spend reclassified against turnover under the amendment to FRS 5

OTHER FINANCIAL HIGHLIGHTS

Free cash flow rose £241 million to £1,450 million.

	2004	2003
Operating profit after exceptional items	£1,871m	£1,787m
Basic eps before exceptional items	48.2p	47.7p
Profit for the year	£1,392m	£50m
Basic eps	45.9p	1.6p
Return on invested capital	14.5%	13.1%

Recommended final dividend 17.0 pence per share, up 8.3%, making 27.6 pence for the full year, an increase of 7.8%

Figures for the year ended 30 June 2003 have been restated following the adoption of FRS 17 — Retirement benefits, UITF 38 — Accounting for ESOP trusts and the amendment to FRS 5 — Reporting the substance of transactions. See page 29 for explanatory notes

Paul Walsh, Chief Executive of Diageo, commenting on the year ended 30 June 2004 said:

“Diageo has again demonstrated with these results that its outstanding collection of brands and its geographic diversity is delivering improvement in the important measures of trading and financial performance. The global priority brands have been the key driver of the improvement we have achieved in volume growth, up from 1% last year to 4% this year.

Continued growth in North America and in other large markets such as Africa, has delivered improved sales mix and further organic operating margin expansion, building return on invested capital to 14.5%. While the strength of sterling against many currencies has cost 5 percentage points of eps growth before exceptional items, the overall quality of our trading performance is reflected in the level of free cash flow we have generated, up £241 million this year to £1.5 billion.

As we begin the new financial year we reiterate the guidance we gave at the time of the July trading statement as we do not see any major changes in the trading environment we face. Europe remains our key business challenge and North America continues to provide our biggest opportunity. We will continue to invest in our brands and markets to capture the highest value growth opportunities for our shareholders.”

DIAGEO PRELIMINARY RESULTS
for the year ended 30 June 2004

Key highlights

•	Having achieved focus on premium drinks, Diageo’s scale, geographic diversity and outstanding collection of brands are now driving consistent performance

•	Organic operating profit grew by 7%, in a year when Diageo incurred restructuring costs of £50 million, which were taken to operating profit

•	Diageo’s operating margin was 21.5% and return on invested capital was 14.5%

•	Organic volume growth improved to 4%, driven by continued strong performance by the global priority brands, volume up 5%, and improved performance on category brands, volume up 3%. Local priority brands were flat. Ready to drink improved, with organic volume growth of 7% as a result of the successful launch in North America of Smirnoff Twisted V

•	Organic net sales (after deducting excise duties) grew by 6%, driven by the further mix improvement in North America and in venture markets

•	Marketing investment increased 6%, with a further 1% growth in promotional spend reclassified against turnover under application note (G) to FRS 5. This reflected a 10% increase in spend behind brands excluding ready to drink and lower spend behind ready to drink products

•	The overall strength of the trading performance is reflected in the increase in free cash flow of £241 million to £1.45 billion

•	Exchange rate movements reduced profit before exceptional items and tax by £97 million and after tax reduced reported eps by 2.4 pence per share

•	Basic eps before exceptional items of 48.2p will be negatively impacted in the year ending 30 June 2005 by 2.5p in respect of currency movements and 3.0p in respect of the change in treatment for the investment held in General Mills from equity to investment accounting. This gives a rebased eps figure for the year ended 30 June 2004 of 42.7p.

% movements are organic movements. These movements and operating margins are before exceptional items. See page 36 for explanatory notes

For further information

Diageo’s preliminary results presentation to analysts and investors will be broadcast at 09.30 (UK time) on Thursday 2 September 2004 on Diageo’s internet home page at the address: www.diageo.com. Prior to the live link, the presentation slides will also be available to download from Diageo’s home page.

You will be able to listen to a live broadcast of the presentation and to the question and answer session. The number to call is:

France	+33 1 70 75 00 02
Germany	+49 69 2222 52100
Ireland	+353 1 246 0034
Netherlands	+31 20 710 0075
Spain	+34 91 414 15 45
UK	+44 20 7019 0810
USA (toll free)	1 877 951 7311 Passcode: Diageo results

After the presentation the slides and accompanying text will be available to download from Diageo’s home page.

You will be able to view a recording of the presentation and question and answer session on the Diageo website from 14.00 (UK time) on the day. This facility will be available until 30 September 2004.

A press conference will take place beginning at 12.30 (UK time) on Thursday 2 September and will be broadcast live from a link on www.diageo.com.

Diageo management will host a conference call for analysts and investors at 15.00 (UK time) on Thursday 2 September. Call this number to participate:

France	+33 1 70 75 00 02
Germany	+49 69 2222 52100
Ireland	+353 1 246 0034
Netherlands	+31 20 710 0075
Spain	+34 91 414 1545
UK	+44 20 7019 0810
USA (toll free)	1 877 951 7311 Passcode: Diageo results

The teleconference will be available on instant replay from 17.00 (UK time) and will be available until 30 September 2004. The number to call is:

UK/Europe USA/Canada (toll free)	+44 20 7970 8252 1 877 267 9698

Investor enquiries to:	Catherine James	+44 (0) 20 7927 5272 Investor.relations@diageo.com
Media enquiries to:	Kathryn Partridge	+44 (0) 20 7927 5225 Media@diageo.com

OPERATING AND FINANCIAL REVIEW
For the year ended 30 June 2004

OPERATING REVIEW

Organic volume and net sales (after deducting excise duties) movement by brand

See explanatory notes on page 36 for definitions.

	Equivalent	Volume	Net sales*
	units	movement	movement
	million	%	%
Global priority brands
Smirnoff	24.2	5	4
Johnnie Walker	11.7	9	10
Guinness	11.6	2	4
Baileys	6.6	7	8
J&B	6.0	(1)	(1)
Captain Morgan	6.0	12	18
José Cuervo	4.2	1	5
Tanqueray	2.0	2	5

Total global priority brands	72.3	5	6
Local priority brands	22.7	—	3
Category brands	27.1	3	9

Total premium drinks	122.1	4	6

* after deducting excise duties

Additional information:

•	On a reported basis total volume increased 2% from 119.3 million equivalent units to 122.1 million equivalent units

•	On a reported basis net sales (after deducting excise duties) increased 1% from £6,636 million to £6,682 million

•	Smirnoff volume, excluding ready to drink, was up 6% and net sales (after deducting excise duties) was up 8%

•	Captain Morgan volume, excluding ready to drink, was up 8% and net sales (after deducting excise duties) was up 10%

•	Volume growth of the global priority brands, excluding ready to drink, was 5%, compared to 4% in the year ended 30 June 2003. Net sales (after deducting excise duties) growth of the global priority brands, excluding ready to drink, was 6%

Marketing investment

Premium drinks marketing investment increased 1% on a reported basis from £1,026 million to £1,039 million. Organic marketing investment increased 6%, with a further 1% organic growth in promotional spend paid to customers which has been reclassified against turnover under application note (G) to FRS 5.

Analysis by individual market

The figures for 2003 have been restated to reflect the adoption of FRS 17 — Retirement benefits, UITF 38 — Accounting for ESOP trusts and application note (G) to FRS 5 on revenue recognition (see note 1 on page 29).

				2003
		2004		Operating
		Operating	Turnover	profit*
	Turnover	profit*	(restated)	(restated)
	£ million	£ million	£ million	£ million
Major markets
North America	2,659	694	2,759	708
Great Britain	1,411	207	1,380	203
Ireland	961	126	953	131
Spain	454	113	418	96

	5,485	1,140	5,510	1,138
Key markets	2,275	511	2,080	502
Venture markets	1,131	260	1,212	262

Total premium drinks	8,891	1,911	8,802	1,902

* before exceptional items

North America

Summary:

•	Continued strong performance by Diageo in this important market

•	Continued growth in global priority brands, together with mix improvement throughout the business delivered double-digit growth in organic net sales (after deducting excise duties)

•	Further improvement in operating margin by 1.2 percentage points

•	Share gains in four of the six spirits categories

•	Smirnoff ready to drink volume up 15%, following new product launches

•	Incremental Seagram synergy benefit of £31 million

•	Marketing investment up 9% behind priority brands

•	Distributor strategy is on track

Key measures:

			Reported	Organic
	2004	2003	movement	movement
	£ million	£ million	%	%
Volume			1	3
Turnover	2,659	2,759	(4)	9
Net sales (after deducting excise duties)	2,240	2,299	(3)	10
Marketing	359	369	(3)	9
Operating profit before exceptional items	694	708	(2)	14

Reported performance:

Turnover was down from £2,759 million to £2,659 million in the year ended 30 June 2004. Operating profit before exceptional items decreased £14 million (2%), from £708 million in the year ended 30 June 2003 to £694 million in the year ended 30 June 2004.

Organic performance:

Exchange rate movements accounted for a reduction in turnover of £242 million, principally as a result of a weakness in the US dollar which moved from £1 = $1.59 in the year ended 30 June 2003 to £1 = $1.74 in the year ended 30 June 2004. In addition, the termination of distribution rights for Bass Ale in June 2003 and Cuervo 1800 in October 2002 reduced turnover by £58 million and £8 million, respectively. Other disposals, including Kamchatka in the United States and Gibson’s Whiskey in Canada, adversely affected turnover by £5 million. At constant exchange rates the turnover of brands owned or distributed throughout both periods was £213 million higher in the year ended 30 June 2004 than in the comparable period, as discussed within organic brand performance below. These factors combined to produce an overall decrease in turnover of £100 million.

Operating profit before exceptional items was reduced by £86 million as a result of exchange rate movements. In addition, the termination of distribution rights and the disposals noted above reduced profit before exceptional items by £13 million. However, those brands owned or distributed throughout both periods contributed £85 million more in the year ended 30 June 2004 than in the year ended 30 June 2003. The net result of these factors was a decrease in operating profit before exceptional items of £14 million.

Organic brand performance:

	Volume	Net sales*
	movement	movement
	%	%
Smirnoff	3	12
Johnnie Walker	6	11
José Cuervo	1	6
Baileys	6	9
Captain Morgan	13	20
Tanqueray	—	4
Guinness	5	5
J&B	2	(1)
Total global priority brands	5	10
Local priority brands	—	4
Category brands	2	22
Total	3	10

* after deducting excise duties

Additional information:

•	Smirnoff volume, excluding ready to drink, was flat and net sales (after deducting excise duties) was up 5%

•	Captain Morgan volume, excluding ready to drink, was up 9% and net sales (after deducting excise duties) was up 11%

•	From 1 July 2003, terms of trade were harmonised between the former UDV and Seagram brands and freight is now billed as net sales (after deducting excise duties) for all brands. The actual freight cost is reported as cost of goods sold. This change increased reported net sales (after deducting excise duties) in the year by approximately 2 percentage points versus the prior year

•	Crown Royal, Diageo’s highest volume and most profitable local priority brand, grew volume 3%

New packaging was introduced for Smirnoff, marketing investment increased and pricing was revised to enable Smirnoff to compete in the higher growth segment of premium vodka. In the short term this has led to flat volume and some share erosion for Smirnoff, excluding ready to drink. However, along with the stronger growth of Smirnoff Twist and the growth of Smirnoff ready to drink, price and mix improved. Smirnoff ready to drink volume was up 15% due to the launch of Smirnoff Twisted V and share grew 15.1 percentage points to approximately 45% of the segment.

Further strong volume growth of Johnnie Walker, with Johnnie Walker Black Label, up 8%, and continued impressive growth of the super premium offerings, Johnnie Walker Gold Label and Johnnie Walker Blue Label, drove mix improvement in the brand. Johnnie Walker Red Label, with volume up 2%, and Johnnie Walker Black Label both grew share in their respective segments.

José Cuervo volume growth was constrained by pricing pressure from competitors. Net sales (after deducting excise duties) increased 6% reflecting growth in the higher margin Tradicional tequila and Margarita mixes. Marketing investment increased to support brand building and focus on José Cuervo’s premium position.

Baileys solid growth continued with volume up 6% and share improved 1.4 percentage points in the cream liqueur category due in part to the launch of Baileys minis in May 2003. Marketing investment continues to build the brand’s reach with innovative campaigns such as the new broadcast sponsorship deal to produce ‘Baileys in Tune’ with VH1, a popular cable TV music channel.

Captain Morgan continues to grow volume and share in the fastest growing spirits category in the US, with share up 1.1 percentage points, boosted by the introduction of two new Parrot Bay Flavors. Net sales (after deducting excise duties) benefited from a price increase across parts of the United States.

Tanqueray’s volume performance was held back in the second half as marketing campaigns were postponed until the brand’s transition from Schieffelin & Somerset to Diageo North America was completed. Tanqueray grew share of the imported gin segment by 1.1 percentage points.

Guinness volume continued to outpace the total beer market, driven by increased sales and distribution of Guinness Draught in bottles and increased marketing around the St. Patrick’s Day selling period.

J&B volume and net sales (after deducting excise duties) improved in the second half as the brand’s competitive position benefited from price increases taken by competitors.

Volume performance of the local priority brands was flat. Crown Royal, which is at a price premium significantly above the competition, continued to deliver volume growth. Together with Beaulieu Vineyard up 35% and Sterling Vineyards up 22%, this volume growth offset declines in other local priority brands. Growth of these higher value brands, which represent 28% of Diageo’s local priority brand net sales (after deducting excise duties), delivered mix improvement.

Similarly, in the category brands, growth of higher value brands such as Cîroc, Don Julio, Godiva and the French agency wines, was partially offset in volume terms by the weaker performance of other category brands but delivered strong mix improvement.

Marketing investment increased 9% broadly in line with net sales (after deducting excise duties) after adjusting for the change in terms of trade. Marketing investment increased due to higher media spend behind the global priority brands as well as a Crown Royal sponsorship agreement with the International Race of Champions. These increases were offset by an overall decline in ready to drink spend reflecting a shift in the nature of marketing activities, however share of voice increased.

Diageo achieved further synergy benefits associated with the acquisition in December 2001 of the Seagram spirits and wine businesses of £31 million. In part, this was offset by costs in respect of the restructuring of Diageo’s relationship with Schieffelin & Somerset of £6 million.

Diageo’s distributor consolidation strategy is on track. Dedicated distributor sales resources are in place for Diageo brands in 36 states plus Washington DC and distributors continue to build their organisations in terms of capabilities and infrastructure.

Great Britain

Summary:

•	Despite good volume growth margin pressures negatively impacted net sales (after deducting excise duties)

•	Solid organic volume growth in spirits, with strong performances from Smirnoff Red and Gordon’s Gin

•	Diageo’s share of UK spirits grew from 23.6% to 24.8% in the year

•	Blossom Hill grew volume by 37%. Diageo’s volume share of branded wines segment is now 13.7% versus 11.4% last year

•	Guinness volume down 3% and ready to drink volume down 14% both in line with the decline in their respective segments

•	Reduced marketing spend due to fewer new product launches and lower ready to drink investment

Key measures:

			Reported	Organic
	2004	2003	movement	movement
	£ million	£ million	%	%
Volume			5	6
Turnover	1,411	1,380	2	3
Net sales (after deducting excise duties)	780	790	(1)	(1)
Marketing	124	139	(11)	(11)
Operating profit before exceptional items	207	203	2	(1)

Reported and organic performance:

Turnover in Great Britain was up by 2% from £1,380 million to £1,411 million in the year ended 30 June 2004. The £31 million improvement was due to an organic increase of £39 million, offset by £8 million of disposals.

Operating profit before exceptional items increased by 2% from £203 million to £207 million. The £4 million increase reflects a £2 million organic reduction combined with a £6 million benefit from disposals.

Organic brand performance:

	Volume	Net sales*
	movement	movement
	%	%
Smirnoff	11	(6)
Guinness	(3)	(2)
Baileys	5	12
Total global priority brands	5	(1)
Local priority brands	1	(6)
Category brands	16	6
Total	6	(1)

* after deducting excise duties

In Great Britain, continued strong performance from spirits and wine, particularly Smirnoff Red up 19%, Gordon’s up 10% and Blossom Hill up 37%, drove 6% volume growth despite challenging trading conditions in beer and ready to drink. Share of spirits grew 1.2 percentage points to 24.8%.

Net sales (after deducting excise duties) growth trailed volume growth as a result of negative mix due primarily to the decline in ready to drink. Additionally, the shift in sales from the on to the off trade, as well as further consolidation in both channels, created pressure on pricing.

Smirnoff volume grew 11% as the strong performance of Smirnoff Red, up 19%, was offset by the decline in Smirnoff ready to drink volume, down 13%. Net sales (after deducting excise duty) were down 6% reflecting mix deterioration primarily driven by the decline in ready to drink.

For Smirnoff Red, Diageo Great Britain’s largest spirit brand by volume, 2004 was a landmark year. Volume grew 19% passing the 3 million case mark and gaining 2.6 percentage points of share. New packaging, a strong marketing programme and new on trade distribution points were key volume drivers. A price increase was implemented on 1 April 2004.

Smirnoff Ice remains the No. 1 ready to drink brand in Great Britain and increased its share by 1.7 percentage points, in a declining segment. Volume fell 13% and net sales (after deducting excise duty) declined 17%. Diageo’s share of the ready to drink segment declined slightly, by 0.3 percentage points to 33.9%, as volume declined due to the withdrawal of Gordon’s Edge and the decline of Archers Aqua.

Baileys volume growth and positive mix is the result of the introduction of Baileys Glide. Baileys strategy is focused on broadening the brand footprint into new occasions.

Guinness share in the beer category declined slightly, by 0.1 percentage points, the result of a 5% volume decline in the on trade, offset by 2% volume growth in the off trade. A price increase for Guinness Draught was implemented on 1 February 2004.

The local priority brands delivered 1% volume growth. Gordon’s grew overall volume by 10% and gained share, driven by new advertising and the relaunch of Gordon’s Sloe Gin. Bell’s volume was down by 2%, but overall share grew to 16.0% and Bell’s remains the market leader. Archers volume declined 12% primarily due to the decline of Archers Aqua by 27%.

Blossom Hill, which represents 8% of Diageo Great Britain’s net sales (after deducting excise duties), grew volume by 37% and gained 2.2 percentage share points of the branded wines segment. The brand now has the best selling red, white and rosé wines in Great Britain.

Marketing investment was down by 11% principally due to a reduced number of product launches and lower ready to drink investment following the further decline of the ready to drink segment.

Ireland

Summary:

•	The results for Ireland reflect the continued decline of the beverage alcohol market, down a further 1%, and the shift from the on trade, where Diageo has the majority of its business, to the off trade

•	Guinness volume declined 6% and net sales (after deducting excise duties) decreased by 3%, benefiting from price increases

•	Diageo implemented a major restructuring to bring in a less complex and therefore lower cost operating model in response to the changes in the beverage alcohol market

Key measures:

			Reported	Organic
	2004	2003	movement	movement
	£ million	£ million	%	%
Volume			(4)	(4)
Turnover	961	953	1	(3)
Net sales (after deducting excise duties)	641	638	—	(3)
Marketing	76	67	13	9
Operating profit before exceptional items	126	131	(4)	(10)

Reported performance:

In Ireland, turnover increased on a reported basis from £953 million in the year ended 30 June 2003 to £961 million in the year ended 30 June 2004. Operating profit before exceptional items was down from £131 million to £126 million.

Organic performance:

Although reported turnover was up £8 million, the main reason for this was the strength of the euro, which had a beneficial impact of £37 million. The weighted average exchange rate used for translation strengthened from £1 = €1.52 for the year ended 30 June 2003 to £1 = €1.45 for the year ended 30 June 2004. Market decline and brand performance reduced turnover by £28 million and disposals reduced it by £1 million.

For operating profit before exceptional items, the strength of the euro had a £9 million positive impact. This benefit was more than offset by a £15 million restructuring charge to bring in a less complex and therefore lower cost operating model. Other factors benefited operating profit before exceptional items by £1 million.

Organic brand performance:

	Volume	Net sales*
	movement	movement
	%	%
Guinness	(6)	(3)
Smirnoff	(4)	(11)
Baileys	(12)	(11)
Total global priority brands	(6)	(5)
Local priority brands	(4)	(3)
Category brands	9	-
Total	(4)	(3)

* after deducting excise duties

The beverage alcohol market in Ireland declined by a further 1% in the year, impacted by some decline in consumer confidence and an acceleration in the shift from the on to the off trade. The shift towards the off trade is largely attributed to lifestyle and demographics changes, continued price competition in the off trade and to the initial impact in the on trade of the smoking ban introduced in March 2004. The on trade declined by 6% and now represents 57% of the market volume, while the off trade grew by 7%.

Diageo’s volume declined by 4% in the full year. The volume decline of 6% in the first half slowed to 1% in the six months ended 30 June 2004, partly reflecting comparison against the prior period which had been negatively impacted by duty increases in December 2002. Diageo’s share of the total market declined 1.5 percentage points, primarily driven by the shift to the off trade where Diageo’s brands have lower share than in the on trade. Increased competition from imported beer, which has been discounted aggressively by off trade retailers, has also adversely impacted share.

Net sales (after deducting excise duty) decreased by 3%. Price increases on beer brands in March 2003 and June 2004 have partially offset the impact of the volume decline.

Guinness share of long alcoholic drinks (beer, cider and ready to drink) declined 1.5 percentage points in the year due to the continued switch from on to off trade and the hot summer in the first quarter of the financial year that benefited other segments within long alcoholic drinks.

The spirits market in Ireland continued to decline, in part due to the continued impact of the duty increase of over 40% in December 2002. However, Smirnoff, excluding ready to drink, increased share of the vodka category by 3.0 percentage points. The ready to drink segment represents only 1% of the Irish market.

Volume in the local priority lager brands, Budweiser, Carlsberg and Harp, was down 3% again affected by the on trade to off trade switch. Smithwicks volume also declined. Category brands, where volume grew 9%, represent only 8% of total volume.

Marketing spend on an organic basis was up 9%. This increase was the result of a change in treatment of certain costs. On a like for like basis, spend was flat.

Spain

Summary:

•	Diageo’s organic volume grew by 3% and share increased by 0.6 percentage points despite further decline in the Spanish spirits market

•	Performance by brand was mixed, but overall mix improved, driven by volume growth in Johnnie Walker and Cacique as well as price increases implemented in April 2004

Key measures:

			Reported	Organic
	2004	2003	movement	movement
	£ million	£ million	%	%
Volume			2	3
Turnover	454	418	9	4
Net sales (after deducting excise duties)	342	316	8	4
Marketing	68	64	6	1
Operating profit before exceptional items	113	96	18	10

Reported performance:

Reported turnover was £454 million in the year ended 30 June 2004, up 9% against the £418 million reported in the prior year. Reported operating profit before exceptional items was up £17 million (18%) from £96 million in the year ended 30 June 2003 to £113 million in the current year.

Organic performance:

Favourable exchange rate variances due to the strength of the euro positively impacted reported turnover by £20 million. There was a £2 million adverse impact from the loss of the distribution rights for Lagunilla wines in January 2003. Organic growth of brands owned throughout this and the comparable period contributed £18 million.

Operating profit before exceptional items increased £17 million as a result of the strong euro, £7 million, and growth of continuing brands, £10 million.

Organic brand performance:

	Volume	Net sales*
	movement	movement
	%	%
J&B	(1)	(3)
Baileys	3	7
Johnnie Walker	13	13
Smirnoff	2	(6)
Total global priority brands	2	1
Local priority brands	12	16
Category brands	(6)	2
Total	3	4

* after deducting excise duties

J&B volume was down in the standard scotch and local whisky category which continues to decline. However, J&B remains the number one brand with 26% share of the category. The withdrawal of J&B Twist negatively impacted mix and net sales (after deducting excise duties) were down 3% despite a 3% price increase in April.

Baileys continued to lead the cream liqueur segment with volume up 3% and share up 0.8 percentage points, to 65.3%. Net sales (after deducting excise duties) benefited from a 4% price increase implemented in April.

Johnnie Walker volume increased 13% and gained share driven by growth in Johnnie Walker Red Label. A moderate price increase was taken in April.

Smirnoff volume growth was driven by 4% growth in Smirnoff Red, offset by a decline in Smirnoff ready to drink which negatively impacted net sales (after deducting excise duties). Smirnoff continues to lead the vodka category with 35.4% share.

Local priority brand performance was up, driven primarily by Cacique whose volume grew 14% despite higher pricing. Cacique continued to lead the dark rum segment with approximately 37% share, but lost 0.4 percentage points of share as a result of strong promotional activity from smaller competitors.

The category brand volume performance was driven by a decline in Bell’s of over 40% as distribution agreements were restructured, although mix improved. This volume decline was partially offset by 9% volume growth of Pampero.

Spanish consumer trends continue to move from scotch to wine and dark rum, while socio-economic and regulatory pressures have accelerated the switch from on to off trade. Despite these trends, Diageo grew overall share to 19.3%, which represents an improvement of 0.6 percentage points.

Marketing spend increased 1% driven by increased media spend on Cacique to support higher pricing, offset by a significant reduction in ready to drink spend. Excluding ready to drink, marketing spend increased 9%. Overall media investment has increased 17% and new campaigns have been launched on many priority brands. Diageo introduced new advertising and promotional brand building activities such as J&B Comedy and the Nightology Boat, a floating J&B disco which travels to different cities along the Spanish coast.

Key markets

Summary:

•	Improved performance by the global priority brands delivered improved operating profit growth in the year

•	Strong growth in Africa and Australia and excellent results in Latin America despite difficult economic conditions

•	Challenging conditions in Europe

Key measures:

			Reported	Organic
	2004*	2003**	movement	movement
	£ million	£ million	%	%
Volume			7	4
Turnover	2,275	2,080	9	6
Net sales (after deducting excise duties)	1,789	1,637	9	7
Marketing	280	220	27	10
Operating profit before exceptional items	511	502	2	5

* including Germany, excluding Portugal       ** including Portugal, excluding Germany

From 1 July 2003, Germany has been reported within key markets (previously within venture markets) and Portugal has been reported within venture markets (previously within key markets).

Reported performance:

Reported turnover in the year ended 30 June 2004 was £2,275 million, up 9% on the prior year figure of £2,080 million. Operating profit before exceptional items was up 2% at £511 million for the year ended 30 June 2004.

Organic performance:

Turnover in key markets was up £195 million compared with the year ended 30 June 2003. There were unfavourable exchange movements of £49 million, principally on the Venezuelan bolivar and the Nigerian naira, offset by a £119 million improvement in organic performance. In addition, the Germany/Portugal transfer noted above increased turnover by £139 million. The sale of 50% of Don Julio in January 2003 (which has since been accounted for as an associate) negatively impacted turnover by £14 million.

There has been a £9 million increase in reported operating profit before exceptional items. This increase was due to organic improvements in brand performance of £26 million and an increase of £18 million in respect of the Germany/Portugal transfer, partly offset by unfavourable exchange rate movements of £30 million, (principally the Venezuelan bolivar) and the Don Julio disposal of £5 million.

Organic brand performance:

	Volume	Net sales*
	movement	movement
	%	%
Johnnie Walker	6	8
Smirnoff	8	4
Guinness	11	20
Baileys	9	8
J&B	(7)	(5)
Total global priority brands	7	8
Local priority brands	1	5
Category brands	1	4
Total	4	7

* after deducting excise duties

Overall key markets volume growth was achieved through strong performance in Africa, Latin America, Australia and global duty free. Volume growth together with price increases in Africa and Australia and overall favourable mix delivered 7% net sales (after deducting excise duties) growth.

The volume growth in global priority brands was led by strong performance of Johnnie Walker, Smirnoff and Guinness, which together constitute approximately 40% of key markets volume and net sales (after deducting excise duties). Johnnie Walker grew 6%, primarily driven by strong performances in global duty free and Australia. Smirnoff volume increased 8%, with Smirnoff Red up 10% and ready to drink up 1%. Net sales (after deducting excise duties) of Smirnoff increased 4% as negative mix in Germany was only partially offset by price increases in South Africa and Australia. Guinness volume grew 11%, with continued strength in Africa and net sales increased 20% following price increases there. Baileys volume grew on strong performance in global duty free and Australia. J&B volume declined 7% on weakness in the scotch category in Korea.

Local priority brand volume increased, as strong performance of Bundaberg ready to drink (Australia), up 35%, and Malta Guinness (Africa), up 20%, compensated for declines in Tusker and Pilsner (Kenya) and Windsor (South Korea) reflecting beverage alcohol market declines in the challenging economic environments of Kenya and South Korea. Net sales (after deducting excise duties) grew 5%, primarily driven by price increases on over 50% of local priority brand volume.

Category brand growth was primarily driven by growth in Africa and Latin America with favourable mix and some price increases.

Ready to drink volume increased by 9% with strong performance in Australia where volume rose 28% and in France, following the launch of Smirnoff Ice in May 2003. African volume fell slightly, by 1%, and Germany suffered a major decline as the ready to drink segment declined by over 40% following the announcement of a punitive tax on ready to drink.

Marketing investment grew 10% driven by increased spend behind global priority brands, Bundaberg in Australia, and ready to drink in France and Japan. Ready to drink investment in Germany was curtailed, however core spirits investment was maintained.

Africa, which is Diageo’s second largest market by volume, sustained its strong performance growing volume by 5%. Guinness volume increased 11% principally driven by growth in Nigeria and Ghana. Nigeria benefited from a growing beer market and successful trade activities focused on reducing distributor stock outs, while Ghana was lifted by strong demand, the launch of Guinness Extra Smooth and increased packaging capacity. Smirnoff Red volume declined 1%, still impacted by the consumer trend towards beer and gin in South Africa. Successful advertising and promotional activities drove Johnnie Walker volume growth of 6% and Captain Morgan volume growth of 9%. Malta Guinness grew 20%, with strong demand, improved distribution and increased capacity availability. The challenging economic environment in Kenya led the beverage alcohol market to fall and consumers to trade down to value lagers and spirits, adversely impacting premium local priority lager brands such as Tusker and Pilsner.

Net sales (after deducting excise duties) in Africa grew 16%, benefiting primarily from price increases. Marketing investment increased 23% to support top-line growth and the launch of Guinness Extra Smooth. In South Africa, a partnership with Heineken and Namibia Breweries was formed, brandhouse, to capture the opportunity provided by the consumer trend towards trading up to premium brands.

In Latin America key markets, overall volume increased by 10% in a relatively stagnant beverage alcohol market, resulting in many instances of share gains. In Brazil, Paraguay and Uruguay, Johnnie Walker volume grew 21% owing to excellent promotion execution and heightened media investment. Johnnie Walker Black Label and Johnnie Walker Red Label each grew share by over 5 percentage points in their respective categories in Brazil. Smirnoff Red volume rose 20% across the three countries, driven by successful marketing investment and overall economic improvement. However, share declined 1.0 percentage point in Brazil as pressure from non premium brands remains.

In Venezuela, volume rose 9%, despite the decline in the premium beverage alcohol market. Johnnie Walker and Buchanan’s increased volume and share, aided by strong brand positioning. Operating profit benefited from a £10 million gain on the disposal of government bonds purchased in the prior year to hedge exchange risk. Mexico’s performance was strong with volume growth in Johnnie Walker, J&B, Baileys and Buchanan’s, resulting from increased marketing investment. In Colombia volume grew 92%, benefiting from a newly implemented direct distribution system, strong promotional discounts and the spirits tax reform.

In Australia, volume, share and net sales grew for Johnnie Walker, Smirnoff, Baileys and Bundaberg, which together constitute over 65% of volume and net sales. Overall portfolio volume grew 7% and share of spirits increased by 1.0 percentage point in a flat spirits market. Bundaberg, growing 14% on strong ready to drink performance, established itself as the number one spirit and ready to drink brand in Australia. The Johnnie Walker portfolio increased volume 10%. Smirnoff Red volume grew 14% and share of vodka increased 3.9 percentage points to 54.0%, lifted by the new packaging launch and Smirnoff Ice growth. Baileys volume increased 26% and share increased 7.2 percentage points to 30.3%, on improved visibility and pricing. Ready to drink performed exceptionally well, growing share by 3.5 percentage points to 33.9% in a segment growing 13%. These volume increases were offset by decline in Captain Morgan, down 29% and category brands, down 8%, primarily due to the decline in secondary scotches. Net sales (after deducting excise duties) increased 16% boosted primarily by price increases.

Global duty free gained further momentum in the second half, completing the year with 11% growth in volume. Performance has rebounded compared to the prior period when travel was affected by the impact of the Iraq conflict and the SARS outbreak. Robust, double-digit volume growth was achieved in Johnnie Walker Black Label and Smirnoff Red as well as in Tanqueray and Captain Morgan. Johnnie Walker super premium brands volume grew 35% driven by strong performance in Asia.

In Asia, trading conditions were mixed. Volume in South Korea fell by 16% as the scotch category declined 20%. However, net sales (after deducting excise duties) only fell by 10% benefiting from a price increase on Windsor 17. Windsor volume declined but share increased by 2 percentage points on the strength of super premium Windsor 17. Dimple volume declined by only 1%, benefiting from increased marketing investment, new packaging and route to market initiatives.

Volume in Japan fell by 7% as declines in Johnnie Walker Black Label and Smirnoff ready to drink offset growth in Johnnie Walker Red Label and Baileys. Despite overall volume decline, nearly all brands gained share. Volume in Thailand fell 8%, however global priority brand volume, excluding ready to drink, increased by 5%.

In the European key markets, the economic environment has made trading challenging. Volume in France recovered in the second half, up 2% for the year. Strong performance in Smirnoff Red and Smirnoff Ice offset the continuing weakness of the beverage alcohol market. Volume in Germany declined 11%, as spirits and ready to drink continue to be hampered by the importance of discounted own-label brands. Smirnoff Red volume increased 19%, with strong on trade performance supported by successful promotional activities.

In Greece, volume grew 2%, share was maintained and price increases were taken on over 50% of volume. Johnnie Walker volume increased 3% on strong advertising and promotion in a declining whisky category. Smirnoff Red accelerated in the second half and volume rose 12% for the year, owing to repositioning supported by successful media and on trade activities. The ready to drink segment, which represents less than 5% of Diageo’s volume in Greece, continued to fall. Diageo, however, grew share while volume declined substantially.

Venture markets

Summary:

•	Continued volume growth in global priority brands and mix improvement on category brands drove organic operating profit growth of 9%.

•	Strong performances from Johnnie Walker, Smirnoff and Baileys

•	Declining ready to drink segment

•	Strong growth in the Middle East, Americas and Caribbean and Asia (ex Philippines)

•	Mixed performance across Europe with significant growth achieved in Portugal, Russia and the Nordics

•	Underperformance in balance of Europe largely due to ready to drink segment decline

•	Marketing investment up sharply in strategically selected markets

Key measures:

			Reported	Organic
	2004*	2003**	movement	movement
	£ million	£ million	%	%
Volume			(3)	7
Turnover	1,131	1,212	(7)	10
Net sales (after deducting excise duties)	890	956	(7)	9
Marketing	132	167	(21)	6
Operating profit before exceptional items	260	262	(1)	9

*  including Portugal, excluding Germany       **  including Germany, excluding Portugal

From 1 July 2003, Portugal has been reported within venture markets (previously within key markets) and Germany has been reported within key markets (previously within venture markets).

Reported performance:

Reported turnover in venture markets was down £81 million (7%) in the year ended 30 June 2004 compared with the year ended 30 June 2003. Reported operating profit before exceptional items declined by £2 million (1%) in the current year, compared with the £262 million reported in the year ended 30 June 2003.

Organic performance:

Strong organic turnover performance of the brands in venture markets, up £104 million against the prior year, was principally offset by the Germany/Portugal transfer noted above (decrease of £139 million) and adverse exchange rate movements of £37 million. In addition, the impact of disposals reduced turnover in the current year by £9 million (principally Gilbey’s Green and White Whisky in India), leading to an overall decrease of £81 million compared with the year ended 30 June 2003.

Operating profit before exceptional items was down by £2 million. Strong organic growth of the brands, £22 million, was offset by the Germany/Portugal transfer noted above (decrease of £18 million), negative exchange rate movements of £5 million and disposals of £1 million.

Organic brand performance:

	Volume	Net sales*
	movement	movement
	%	%
Johnnie Walker	13	13
Smirnoff	9	1
Guinness	(1)	2
Baileys	9	7
J&B	6	6
Total global priority brands	9	7
Local priority brands	(17)	3
Category brands	5	15
Total	7	9

*   after deducting excise duties

Volume growth of Johnnie Walker was driven by growth of 24% in Asia venture markets through expanding brand awareness and availability and investment in proven growth drivers. Volume of Johnnie Walker in China grew 68%, albeit from a small base.

Smirnoff volume growth was driven by the Middle East, which grew 24% supported by improved visibility and availability and a positive response to the launch of the new packaging and flavours. Net sales (after deducting excise duties) growth was negatively impacted by the decline of ready to drink volume.

Baileys volume growth was primarily due to 56% growth in the Americas and Caribbean markets. Declining sales and price pressure in Italy, which represents 25% of Baileys venture markets net sales (after deducting excise duties), negatively impacted net sales (after deducting excise duties) growth.

Guinness volume decline was due to a strategic decision in Malaysia to limit duty free sales due to the lower margin in this channel. In the Malaysian domestic market, Guinness grew at 7%. The Guinness volume decline in Asia was partially offset by strong growth in the Caribbean markets.

Ready to drink volume declined 13% due to the decision to withdraw Gilbey’s Island Punch from the Philippines market, a weak segment in parts of Europe and a slowdown in new market launches. This decline was partially offset by Smirnoff ready to drink growth in the Americas and Caribbean markets and in the Nordics.

Red Stripe, venture markets’ only local priority brand, recorded a 17% volume decline due to duty and price increases in the second half of fiscal 2003, and a tough economic environment in Jamaica. However, the brand achieved a 3% net sales (after deducting excise duties) growth due to the substantial price increases.

Category brands delivered a 5% volume growth, led by growth in whisky and wines in the Americas and Caribbean and beer in Malaysia.

Americas and Caribbean venture markets delivered 21% volume growth. Nearly 60% of this growth came from Argentina, Chile and Peru. Contributors to this have been growth in licensed border stores, together with excellent Christmas campaign execution, especially on Johnnie Walker and Baileys.

Middle East venture markets delivered 15% volume growth despite the continued political uncertainty across the region. The key drivers of the global priority brands growth were the new packaging of Smirnoff Red and duty free promotions led by Smirnoff and Johnnie Walker. The Indian market achieved 47% volume growth from a small base, with strong performance from Smirnoff and Johnnie Walker.

Asia venture markets delivered 5% volume growth buoyed by growing economies and positive comparison against 2003 which was impacted by SARS. China grew 77% in volume from a small base, as increased investment behind brands and in-market capabilities builds the business there.

In Central and Eastern European markets, performance was mixed with some important positive results. The Russian hub delivered strong volume growth of 25%, through increased focused marketing investment and price repositioning on key brands. Portugal delivered 24% volume growth despite an aggressive competitive environment. The Nordics grew volume by 8% on spirits tax reductions and new product launches.

In Europe, Belgium, Netherlands and Switzerland underperformed due to a decline in the ready to drink segment and the trend towards the off trade. The Canaries were impacted by significant trade destocking and weak tourism.

Marketing investment grew 6% as investment increased in strategically selected markets such as Americas and Caribbean, supporting 21% volume growth, and in Portugal, supporting 24% volume growth. In Americas and Caribbean, marketing investment focused on global priority brands while, in Portugal it was concentrated on J&B.

FINANCIAL REVIEW

Summary consolidated profit and loss account

	Year ended 30 June 2004				Year ended 30 June 2003
				Before
	Before			exceptional	Exceptional
	exceptional	Exceptional		items	items	Total
	items	items	Total	(restated)	(restated)	(restated)
	£ million	£ million	£ million	£ million	£ million	£ million
Turnover	8,891	—	8,891	9,281	—	9,281
Operating costs	(6,980)	(40)	(7,020)	(7,326)	(168)	(7,494)

Operating profit	1,911	(40)	1,871	1,955	(168)	1,787
Associates’ profits	451	(13)	438	478	(21)	457
Disposal of fixed assets		(35)	(35)		(43)	(43)
Disposal of businesses		(10)	(10)		(1,254)	(1,254)
Finance charges	(295)	—	(295)	(315)	—	(315)

Profit before taxation	2,067	(98)	1,969	2,118	(1,486)	632
Taxation	(517)	30	(487)	(543)	52	(491)

Profit after taxation	1,550	(68)	1,482	1,575	(1,434)	141
Minority interests	(90)	—	(90)	(91)	—	(91)

Profit for the year	1,460	(68)	1,392	1,484	(1,434)	50

Turnover

On a reported basis, turnover decreased by £390 million (4%) from £9,281 million (of which Burger King contributed £479 million) in the year ended 30 June 2003 to £8,891 million in the year ended 30 June 2004. For premium drinks, turnover increased by £89 million (1%). Turnover was adversely impacted by exchange rate movements of £271 million, principally arising from weakening of the US dollar. The effect of disposals and the termination of certain distribution rights, principally Bass Ale in North America and the Brown Forman agency brands in Great Britain, reduced premium drinks turnover by £105 million.

Operating costs

On a reported basis, operating costs decreased by £474 million (6%) from £7,494 million (of which Burger King costs were £426 million) in the year ended 30 June 2003 to £7,020 million in the year ended 30 June 2004. Exceptional operating costs declined from £168 million to £40 million in the year ended 30 June 2004, and exchange benefited premium drinks operating costs in the year ended 30 June 2004, before exceptional items, by £166 million. Before the impact of exchange, operating costs before exceptional items for premium drinks increased by £246 million of which excise duties accounted for £73 million and increased marketing expenditure accounted for £41 million. On a reported basis, marketing investment for premium drinks increased 1% from £1,026 million to £1,039 million. Marketing investment on global priority brands (excluding ready to drink) grew 10% to £569 million, while marketing spend on ready to drink brands declined by £28 million (14%) to £166 million.

Operating profit

Reported operating profit increased by £84 million from £1,787 million (of which Burger King contributed £53 million) to £1,871 million. Exceptional items charged to operating profit were £40 million in the year ended 30 June 2004 compared with £168 million in the year ended 30 June 2003. Exchange rate movements reduced operating profit before exceptional items for the year ended 30 June 2004 by £105 million (US dollar reduction of £107 million, euro benefit of £29 million, other currencies reduction of £27 million). Disposals and the termination of certain distribution rights contributed an incremental £13 million to operating profit before exceptional items in the year ended 30 June 2003 compared to the year ended 30 June 2004.

Exceptional operating costs

Operating profit for the year is after £40 million of exceptional costs in respect of the integration of the Seagram spirits and wine businesses, acquired in December 2001 (2003 — £177 million; 2002 — £164 million). Approximately £8 million of these costs were employee related, £8 million in respect of putting in place new distribution and broker agreements as part of the Next Generation Growth programme, £4 million in respect of write-downs of assets, and the balance of £20 million included legal and professional and systems costs. The majority of these costs were incurred in North America.

Post employment plans

Post employment charges calculated under FRS 17 resulted in a charge to operating profit of £101 million (2003 — £110 million) and other finance charges of £18 million (2003 — income of £36 million). The figures for the year ended 30 June 2003 have been restated onto an FRS 17 basis. At 30 June 2004, Diageo’s deficit before taxation for all post employment plans was £1,044 million (30 June 2003 — £1,447 million).

Associates

The group’s share of profits of associates before exceptional items was £451 million for the year compared to £478 million last year. The 21% equity interest in General Mills contributed £258 million in the year ended 30 June 2004 compared with £287 million last year. The weakness of the US dollar accounted for £25 million of this decrease. On 23 June 2004, Paul Walsh, CEO of Diageo plc, and John M. Keenan, a Diageo plc designated representative, resigned from the General Mills board. As a result, Diageo ceased to equity account for the results of General Mills. Diageo’s 34% equity interest in Moët Hennessy contributed £176 million to share of profits of associates before exceptional items (2003 — £177 million).

Share of associates’ exceptional items comprises a £7 million charge for Diageo’s share of General Mills’ exceptional costs and £6 million in respect of restructuring within Moët Hennessy.

Diageo currently owns 79,000,000 shares of common stock of General Mills, Inc. On 23 June 2004, General Mills filed a registration statement with the U.S. Securities and Exchange Commission (SEC) that included 49,907,680 shares of General Mills owned by Diageo. Diageo currently cannot sell its shares in a publicly marketed offering until the SEC declares the registration statement effective, which it has not yet done. General Mills has informed Diageo that, at this time, the registration statement remains under review as a result of the SEC’s investigation of General Mills. Diageo remains committed to selling its stake in General Mills subject to the receipt of any required regulatory approval and market conditions.

Finance charges

Finance charges decreased from £315 million to £295 million in the year ended 30 June 2004.

The net interest charge decreased by £74 million (21%) from £345 million in the comparable prior period to £271 million in the year ended 30 June 2004, including £59 million for General Mills (2003 — £73 million). Benefits of £26 million from the effect of reducing interest rates, £12 million from the disposal of businesses, £16 million from the effect of exchange rates (excluding associates), and £13 million from cash flow were partly offset by an increased interest charge arising from the funding of the share repurchases of £15 million.

Other finance charges have increased by £54 million, as a result of a charge of £18 million in respect of the group’s post employment plans in the year ended 30 June 2004 compared with income of £36 million in the year ended 30 June 2003. This adverse movement principally reflects the decline in the values of the assets held by the post employment plans between 30 June 2002 and 30 June 2003.

Non operating exceptional items

Non operating exceptional items before taxation were a charge of £45 million in the year ended 30 June 2004 compared with a charge of £1,297 million (including £1,441 million in respect of Burger King) in the year ended 30 June 2003. These charges comprise £41 million (2003 — £41 million) in respect of the dilution of the investment in General Mills, following the issue of additional shares by General Mills, and a £10 million cost in respect of disposed businesses, offset by a £6 million gain arising on the disposal of fixed assets. The £10 million cost in respect of disposed businesses represents a £13 million loss on the sale of premium drinks brands, and a £26 million charge on the reassessment of the provisions required following the disposal of Burger King, offset by a credit of £29 million arising on the review of the provision held against the guarantee given by Diageo in connection with the sale of Pillsbury.

Profit before taxation

After exceptional items, the profit before taxation and minority interests increased by £1,337 million from £632 million to £1,969 million in the year ended 30 June 2004.

Exchange rates

Based on current exchange rates, the impact of adverse exchange rate movements on profit before exceptional items and taxation for the financial year ending 30 June 2005 is estimated to be £100 million (excluding transaction exchange on share of profits of associates).

The group currently has net transaction hedges for US dollars in place which settle in the year ending 30 June 2005 to sell £541 million of US dollars. Where these hedges are against sterling they are at an average rate of £1 = $1.63. The group currently has net transaction hedges for euros in place which settle in the year ending 30 June 2005 to sell £59 million of euros. Where these hedges are against sterling they are at an average rate of £1 = €1.41.

Taxation

The effective rate of taxation on profit before exceptional items for the year was 25%, compared with 25.6% for the year ended 30 June 2003, restated from the originally reported 25% following compliance with the new accounting pronouncements for post employment plans and share trusts.

Dividend

The directors recommend a final dividend of 17.0 pence per share, an increase of 8.3% on last year’s final dividend. The full dividend would therefore be 27.6 pence per share, an increase of 7.8%. Subject to approval by shareholders, the final dividend will be paid on 25 October 2004 to shareholders on the register on 17 September 2004. Payment to US ADR holders will be made 29 October 2004. A dividend reinvestment plan is available in respect of the final dividend and the plan notice date is 4 October 2004.

Cash flow

Extract from consolidated cash flow statement

	2004	2003
	£ million	£ million
Operating profit	1,871	1,787
Exceptional operating costs	40	168
Restructuring and integration cash outflow	(97)	(185)
Depreciation and other amortisation	224	249
Increase in working capital	(13)	(227)
Other items	96	178

Operating cash inflow	2,121	1,970
Interest and dividends paid to equity minority interests	(299)	(355)
Dividends from associates	224	60
Taxation	(298)	(105)
Net sale/(purchase) of investments	9	(20)
Net capital expenditure	(307)	(341)

Free cash flow	1,450	1,209

Free cash inflow was £1,450 million, compared with £1,209 million in the year ended 30 June 2003 (restated following the adoption of UITF 38, whereby shares purchased and sold by the share trusts no longer form part of ‘capital expenditure and financial investment’). Cash inflow from operating activities was £2,121 million compared with £1,970 million in the comparable year. Discontinued operations contributed £76 million to cash inflow from operating activities in the year ended 30 June 2003. Cash flow from operating activities was after £97 million of restructuring and integration payments and a £13 million increase in working capital. Other movements include £74 million (2003 — £88 million) in respect of the non-cash element of the post employment operating profit charge. In the year ended 30 June 2003, other items also included a £59 million receipt in respect of the early termination of the Bass distribution rights in the United States.

Net interest payments were £257 million against £327 million in the comparable year. During 2004, three separate dividends were received from Diageo’s investment in Moët Hennessy compared with none in 2003. Diageo’s investment in Moët Hennessy in France and the United States was managed during 2004 through a partnership in which Diageo has a 34% interest. The dividends received during the year include £65 million of receipts from Moët Hennessy payable to the tax authorities. Purchases of tangible fixed assets in the year amounted to £327 million, a decrease of £55 million. Tax payments were £298 million compared to £105 million in the year ended 30 June 2003, including £50 million (2003 — £nil) in respect of tax payments of the Moët Hennessy partnership.

In the year ended 30 June 2004, Diageo repurchased for cancellation 43 million shares (2003 — 116 million shares) at a cost of £306 million (2003 — £852 million) and spent a net £4 million (2003 — £65 million) on the purchase of shares for the employee share trusts.

Balance sheet

At 30 June 2004, total shareholders’ funds were £3,692 million compared with £2,801 million at 30 June 2003. The increase was mainly due to the £559 million retained income for the year, and the decrease in the post employment deficit of £619 million, less £306 million for the repurchase of own shares. In total, shareholders’ funds at 30 June 2003 were restated from £4,954 million to £2,801 million following the adoption of FRS 17 — Retirement benefits and UITF 38 — Accounting for ESOP trusts on 1 July 2003. The net deficit for post employment plans (net of deferred tax) is now disclosed as a separate line on the balance sheet and all prior period balance sheets have been restated.

The post employment deficit has decreased from £1,369 million at 30 June 2003 to £750 million at 30 June 2004. This reduction has largely arisen from actuarial gains recognisable in the statement of recognised gains and losses of £476 million, principally due to the actual return on the assets in the funds which was higher than the expected return and changes in assumptions underlying the present value of the plan liabilities. In addition, a deferred tax has been recognised on the post employment deficit in the United Kingdom of £245 million.

Net borrowings were £4,144 million, a decrease of £726 million from 30 June 2003. The principal components of this decrease were free cash inflow of £1,450 million and the benefits from favourable exchange rate movements of £371 million, less £306 million on the repurchase of shares and an £800 million equity dividend payment.

Conversion to International Financial Reporting Standards

The European Union has issued a regulation requiring most companies listed in the EU to comply with accounting standards issued by the International Accounting Standards Board (‘IASB’), and adopted by the EU, in the preparation of their consolidated accounts for financial reporting periods beginning on or after 1 January 2005. The EU’s objective is to improve financial reporting and enhance transparency, in order to assist the free flow of capital and improve the efficiency of the capital markets. Diageo therefore expects to have to present its consolidated financial statements for the year ending 30 June 2006 in compliance with International Financial Reporting Standards and International Accounting Standards (together ‘IFRSs’).

There remains some uncertainty as to the number of comparative financial statements Diageo will be required to present to comply with US requirements. These would generally require (at least) two years of comparative information, but on 12 March 2004 the SEC published proposals whereby foreign registrants adopting IFRS for the first time would be required to provide only one year of comparative financial statements instead of two. If the proposal is approved, Diageo’s opening IFRS balances will be as at 1 July 2004.

Over the last few years, the IASB has undertaken an extensive programme to develop new standards and to improve its existing ones. The final text for most of the standards was completed by the end of March 2004. However, some standards, in particular IAS 39 — Financial Instruments: Recognition and Measurement, IAS 32 — Financial Instruments: Disclosure and Presentation and IAS 19 — Employee Benefits, may be subject to further changes. In addition, certain IFRSs may be issued during the next two years, which Diageo, where allowed, may decide to adopt early.

The group commenced a programme of work in 2002, initially in respect of financial instruments where it was clear that substantial differences existed between IFRS and current UK GAAP. This programme has been extended to include an initial assessment of the differences between each IFRS and the current Diageo accounting policy. Following this exercise, a programme has been initiated to identify required changes to systems and processes; to provide training so as to ensure that the group can meet the new reporting requirements; and to identify other consequential impacts on the group which will need further consideration and/or action. The main uncertainties relate to the standards that have not yet been finalised and adopted by the EU. However, the directors currently expect that the principal impact of the adoption of IFRSs on Diageo’s net profit and shareholders’ funds will arise from changes in respect of financial instruments, share-based payments, post employment benefits and deferred tax.

DIAGEO CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Year ended 30 June 2004				Year ended 30 June 2003
					Before
	Before				exceptional	Exceptional
	exceptional	Exceptional			items	items		Total
	items	items		Total	(restated)	(restated)		(restated)
	£ million	£ million		£ million	£ million	£ million		£ million
Turnover
Continuing operations	8,891	—		8,891	8,802	—		8,802
Discontinued operations	—	—		—	479	—		479

Turnover	8,891	—		8,891	9,281	—		9,281
Operating costs	(6,980)	(40)		(7,020)	(7,326)	(168)		(7,494)
Continuing operations	1,911	(40)		1,871	1,902	(168)		1,734
Discontinued operations	—	—		—	53	—		53
Operating profit	1,911	(40)		1,871	1,955	(168)		1,787
Associates’ profits	451	(13)		438	478	(21)		457

	2,362	(53)		2,309	2,433	(189)		2,244
Disposal of fixed assets
Continuing operations		(35)		(35)		(42)		(42)
Discontinued operations		—		—		(1)		(1)
Sale of businesses
Continuing operations		(13)		(13)		16		16
Discontinued operations		3		3		(1,270)		(1,270)
		(45)		(45)		(1,297)		(1,297)
Interest payable (net)	(271)	—		(271)	(345)	—		(345)
Other finance (charges)/income	(24)	—		(24)	30	—		30

Profit before taxation	2,067	(98)		1,969	2,118	(1,486)		632
Taxation	(517)	30		(487)	(543)	52		(491)

Profit after taxation	1,550	(68)		1,482	1,575	(1,434)		141
Minority interests
Equity	(58)	—		(58)	(56)	—		(56)
Non-equity	(32)	—		(32)	(35)	—		(35)

Profit for the year	1,460	(68)		1,392	1,484	(1,434)		50
Dividends	(833)	—		(833)	(786)	—		(786)

Transferred to/(from) reserves	627	(68)		559	698	(1,434)		(736)

Pence per share
Basic earnings	48.2p	(2.3	)p	45.9p	47.7p	(46.1	)p	1.6p
Diluted earnings	48.2p	(2.3	)p	45.9p	47.7p	(46.1	)p	1.6p
Dividends	27.6p			27.6p	25.6p			25.6p
Average shares				3,030m				3,113m

DIAGEO CONSOLIDATED BALANCE SHEET

			30 June 2003
	30 June 2004		(restated)
	£ million	£ million	£ million	£ million

Fixed assets
Intangible assets		4,012		4,288
Tangible assets		1,976		1,974
Investments in associates		1,263		2,915
Other investments		1,772		188

		9,023		9,365
Current assets
Stocks	2,176		2,250
Debtors — due within one year	1,573		2,154
Debtors — due after one year	151		228
Cash at bank and liquid resources	1,167		1,191

	5,067		5,823

Creditors — due within one year
Borrowings	(2,001)		(3,563)
Other creditors	(3,022)		(3,283)

	(5,023)		(6,846)

Net current assets/(liabilities)		44		(1,023)

Total assets less current liabilities		9,067		8,342
Creditors — due after one year
Borrowings	(3,316)		(2,981)
Other creditors	(109)		(18)

		(3,425)		(2,999)
Provisions for liabilities and charges		(709)		(648)

		4,933		4,695
Post employment liabilities (net of tax)		(750)		(1,369)

Net assets		4,183		3,326

Capital and reserves
Called up share capital		885		897
Reserves		2,807		1,904

Shareholders’ funds		3,692		2,801
Minority interests
Equity	179		182
Non-equity	312		343

		491		525

		4,183		3,326

DIAGEO CONSOLIDATED CASH FLOW STATEMENT

			Year ended
	Year ended		30 June 2003
	30 June 2004		(restated)
	£ million	£ million	£ million	£ million

Net cash inflow from operating activities		2,121		1,970
Dividends received from associates		224		60
Returns on investments and servicing of finance
Interest paid (net)	(257)		(327)
Dividends paid to equity minority interests	(42)		(28)

		(299)		(355)
Taxation		(298)		(105)
Capital expenditure and financial investment
Purchase of tangible fixed assets	(327)		(382)
Net purchase/(sale) of investments	9		(20)
Sale of tangible fixed assets	20		41

		(298)		(361)
Acquisitions and disposals
Purchase of subsidiaries	(17)		(137)
Sale of subsidiaries, associates and businesses	(17)		970

		(34)		833
Equity dividends paid		(800)		(767)
Management of liquid resources		(98)		256
Financing
Issue of share capital	4		4
Net purchase of own shares for share trusts	(4)		(65)
Own shares purchased for cancellation	(306)		(852)
Decrease in loans	(247)		(496)

		(553)		(1,409)

(Decrease)/increase in cash in the year		(35)		122

MOVEMENTS IN NET BORROWINGS

	Year ended	Year ended
	30 June 2004	30 June 2003
	£ million	£ million

(Decrease)/increase in cash in the year	(35)	122
Cash flow from change in loans	247	496
Change in liquid resources	98	(256)

Change in net borrowings from cash flows	310	362
Exchange adjustments	371	227
Non-cash items	45	37

Decrease in net borrowings	726	626
Net borrowings at beginning of the year	(4,870)	(5,496)

Net borrowings at end of the year	(4,144)	(4,870)

DIAGEO CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

					Year ended
		Year ended			30 June 2003
		30 June 2004			(restated)
		Before tax	Tax	Net	Before tax	Tax	Net
		£ million	£ million	£ million	£ million	£ million	£ million

Profit/(loss) for the year	— group	1,493	(356)	1,137	157	(353)	(196)
	— associates	386	(131)	255	384	(138)	246

		1,879	(487)	1,392	541	(491)	50
Exchange adjustments	— group	77	6	83	(108)	(7)	(115)
	— associates	(204)	—	(204)	(57)	—	(57)
Actuarial gains/(losses) on post employment plans	— group	476	188	664	(960)	(82)	(1,042)
	— associates	110	(39)	71	(87)	31	(56)

Total recognised gains and losses for the year		2,338	(332)	2,006	(671)	(549)	(1,220)

Prior year adjustments	— adoption of FRS 17			(1,865)
	— adoption of UITF 38			16

Total recognised gains and losses since the last annual report				157

NOTES

1.  New accounting policies

The group has adopted the reporting requirements of FRS 17 — Retirement benefits in its primary financial statements from 1 July 2003. In prior years, the group complied with the transitional disclosure requirements of the standard. The financial information included in this statement also complies with the following requirements issued by the UK’s Accounting Standards Board: UITF abstract 38 — Accounting for ESOP trusts and the amendment to FRS 5 — Reporting the substance of transactions.

FRS 17 — Retirement benefits. This standard replaces the use of the actuarial values for assets in a pension scheme in favour of a market-based approach. In order to cope with the volatility inherent in this measurement basis, the standard requires that the profit and loss account shows the relatively stable ongoing service cost, finance charge and expected return on assets. Differences between expected and actual returns, and changes in actuarial assumptions, are reflected in the statement of total recognised gains and losses.

The adoption of FRS 17 has decreased the reported operating profit for the year ended 30 June 2003 by £88 million. This charge has been offset by a decrease in exceptional charges of £14 million and an increase in other finance income of £36 million, giving a net decrease in the profit for the year of £38 million. In addition, as at 30 June 2003, the adoption of the standard has reduced investment in associates by £119 million, debtors by £659 million, provisions by £221 million and minority interests by £4 million, increased stocks by £57 million and created a net post employment liability of £1,369 million. In aggregate the adoption of FRS 17 has reduced shareholders’ funds at 30 June 2003 by £1,865 million.

For the year ended 30 June 2003, the charge to operating profit for employer’s pension costs and other post employment costs, calculated in accordance with SSAP 24 — Pensions costs, was £22 million. It is not practicable to calculate the equivalent charge under SSAP 24 for the year ended 30 June 2004 in view of the numerous pension plans around the world, the complexity of the calculations and the number of assumptions required to be made.

UITF 38 — Accounting for ESOP trusts. This abstract changes the presentation of an entity’s own shares held in an employee share trust from requiring them to be recognised as assets to requiring them to be deducted in arriving at shareholders’ funds. It also has consequential changes to UITF 17 requiring the minimum expense to the profit and loss account to be the difference between the fair value of the shares at the date of award and the amount that an employee may be required to pay for the shares (i.e. the ‘intrinsic value’ of the award).

The impact of the adoption of UITF 38 in the year ended 30 June 2003 has been to increase operating profit by £14 million and increase the tax charge by £4 million. In addition, exceptional charges were reduced by £2 million, giving a net increase in the profit for the year of £12 million. The reclassification of shares acquired by the share trust (own shares) from fixed asset investments (£259 million) and debtors (£29 million) to equity has reduced shareholders’ equity by £288 million at 30 June 2003. In addition, the net cash outflow arising from the purchase of shares by the share trusts has been reclassified from ‘capital expenditure and financial investment’ to ‘financing’. This reclassification increases free cash flow for the year ended 30 June 2003 by £65 million. The charge to operating profit for the year ended 30 June 2004 under the previous guidance would have been approximately £25 million.

FRS 5 — Reporting the substance of transactions. The amendment to the standard added a new application note (G) on revenue recognition. This requires that revenue should be stated at fair value of the right to consideration. Diageo incurs certain promotional expenditure, where permitted under local law (for example, fees are paid to retailers for prominence of display, listing or agreement not to delist Diageo’s products) that is not wholly independent of the invoiced product price. Such expenditure is now deducted from turnover. The change, which has no impact on operating profit, reduced turnover and operating costs by £159 million in the year ended 30 June 2003 and by £181 million in the year ended 30 June 2004.

All appropriate primary statements and notes supporting the financial information have been restated.

2.  Segmental analysis

		2004		2003
		Operating		Operating
	Turnover	profit	Turnover	profit
	£ million	£ million	£ million	£ million
Class of business:
Premium drinks	8,891	1,911	8,802	1,902
Discontinued operations	—	—	479	53

	8,891	1,911	9,281	1,955

Geographical analysis by destination:
Great Britain	1,411	207	1,423	204
Rest of Europe	2,511	433	2,515	442
North America	2,701	713	3,122	762
Asia Pacific	996	229	999	235
Latin America	460	143	474	138
Rest of World	812	186	748	174

	8,891	1,911	9,281	1,955

Operating profit is after deducting goodwill amortisation of £2 million (2003 — £4 million, of which £2 million was in respect of discontinued operations). It is before exceptional operating items of £40 million (2003 — £168 million). The geographical analysis is based on the location of the third party customers. The discontinued operations comprise quick service restaurants (Burger King).

	2004	2003
	£ million	£ million
Net assets by class of business:
Premium drinks	7,772	8,089
Investment in General Mills	1,587	1,624
Investments in other associates	1,263	1,291
Post employment liabilities (net of deferred tax)	(750)	(1,369)
Net borrowings	(4,144)	(4,870)
Tax, dividends and other corporate items	(1,545)	(1,439)

	4,183	3,326

Net assets by geographical area*:
Europe	3,707	3,804
North America	2,881	3,162
Asia Pacific	740	796
Latin America	156	95
Rest of World	288	232

	7,772	8,089

* excluding investments in General Mills and associates, post employment liabilities, net borrowings, tax, dividends and other corporate items

Weighted average exchange rates used in the translation of profit and loss accounts were US dollar — £1 = $1.74 (2003 — £1 = $1.59) and euro — £1 = €1.45 (2003 — £1 = €1.52). Exchange rates used to translate assets and liabilities at the balance sheet date were US dollar — £1 = $1.82 (2003 — £1 = $1.65) and euro — £1 = €1.49 (2003 — £1 = €1. 44). The group uses foreign exchange transaction hedges to mitigate the effect of exchange rate movements.

3.  Exceptional items

	2004		2003
	£ million	£ million	£ million	£ million
Operating costs
Seagram integration	(40)		(177)
Guinness UDV integration	—		(48)
Bass distribution rights	—		57

		(40)		(168)
Associates		(13)		(21)
Disposal of fixed assets		(35)		(43)
Sale of businesses
Continuing operations
Premium drinks brands	(13)		16
Discontinued operations
Burger King	(26)		(1,441)
The Pillsbury Company	29		171

		(10)		(1,254)

		(98)		(1,486)

4.  Taxation

The £487 million total taxation charge for the year ended 30 June 2004 comprises a UK tax charge of £53 million, a foreign tax charge of £303 million and tax on associates of £131 million.

5.  Note of historical cost profit and losses

There is no material difference between the reported profit shown in the consolidated profit and loss account and the profit for the relevant years restated on an historical cost basis.

6.  Movements in consolidated shareholders’ funds

	2004	2003
	£ million	£ million
Profit for the year	1,392	50
Dividends	(833)	(786)

	559	(736)
Recognised gains and losses	614	(1,270)
New share capital issued	4	4
Share trust arrangements	7	(56)
Purchase of own shares for cancellation	(306)	(852)
Goodwill on disposals of businesses	13	682

Net movement in shareholders’ funds	891	(2,228)
Shareholders’ funds at beginning of the year	2,801	5,029

Shareholders’ funds at end of the year	3,692	2,801

7.  Net borrowings

	30 June	30 June
	2004	2003
	£ million	£ million
Debt due within one year and overdrafts	(2,001)	(3,563)
Debt due after one year	(3,316)	(2,981)
Net obligations under finance leases	—	(1)

	(5,317)	(6,545)
Less: Cash at bank and liquid resources	1,167	1,191
Interest rate and foreign currency swaps	6	484

Net borrowings	(4,144)	(4,870)

8.  Stocks

	30 June	30 June
	2004	2003
	£ million	£ million
Raw materials and consumables	189	200
Work in progress	11	14
Maturing stocks	1,499	1,466
Finished goods and goods for resale	477	570

	2,176	2,250

9.  Net cash inflow from operating activities

	2004	2003
	£ million	£ million
Operating profit	1,871	1,787
Exceptional operating costs	40	168
Restructuring and integration payments	(97)	(185)
Depreciation and amortisation charge	224	249
Increase in working capital	(13)	(227)
Other items	96	178

Net cash inflow from operating activities	2,121	1,970

10.  Statutory accounts

The financial statements of Diageo plc for the year ended 30 June 2004 and this preliminary statement were approved by a duly appointed and authorised committee of the board of directors on 1 September 2004. This statement does not comprise the statutory accounts of the group but is derived from those accounts.

The statutory accounts of Diageo plc for the year ended 30 June 2003 have been filed with the registrar of companies. KPMG Audit plc has reported on those accounts and on the statutory accounts for the year ended 30 June 2004. Both the audit reports were unqualified and did not contain any statement under section 237 of the Companies Act 1985.

Organic movement calculations

The organic movement calculations for turnover, net sales (after deducting excise duties) and operating profit before exceptional items for the year ended 30 June 2004 were as follows:

	2003		Disposals
	Reported		and	Organic	2004	Organic
	(restated)*	Exchange	transfers	movement	Reported	movement
	£ million	£ million	£ million	£ million	£ million	%
Turnover
Major markets
North America	2,759	(242)	(71)	213	2,659	9
Great Britain	1,380	—	(8)	39	1,411	3
Ireland	953	37	(1)	(28)	961	(3)
Spain	418	20	(2)	18	454	4

	5,510	(185)	(82)	242	5,485	5
Key markets	2,080	(49)	125	119	2,275	6
Venture markets	1,212	(37)	(148)	104	1,131	10

Total premium drinks	8,802	(271)	(105)	465	8,891	6

Net sales (after deducting excise duties)
Major markets
North America	2,299	(203)	(65)	209	2,240	10
Great Britain	790	—	(5)	(5)	780	(1)
Ireland	638	25	—	(22)	641	(3)
Spain	316	15	(2)	13	342	4

	4,043	(163)	(72)	195	4,003	5
Key markets	1,637	(49)	90	111	1,789	7
Venture markets	956	(29)	(112)	75	890	9

Total premium drinks	6,636	(241)	(94)	381	6,682	6

Excise duties	2,166				2,209

Turnover	8,802				8,891

Operating profit before exceptional items
Major markets
North America	708	(86)	(13)	85	694	14
Great Britain	203	—	6	(2)	207	(1)
Ireland	131	9	—	(14)	126	(10)
Spain	96	7	—	10	113	10

	1,138	(70)	(7)	79	1,140	7
Key markets	502	(30)	13	26	511	5
Venture markets	262	(5)	(19)	22	260	9

Total premium drinks	1,902	(105)	(13)	127	1,911	7

* see notes (1) and (2)

Notes

(1)	The reported turnover and net sales (after deducting excise duties) for the year ended 30 June 2003 have been restated following the adoption of FRS 5 — Reporting the substance of transactions on revenue recognition — application note (G). The change reduced turnover and net sales (after deducting excise duties) by £159 million in the year ended 30 June 2003 in respect of the following markets — £36 million for North America, £49 million for Great Britain, £nil for Ireland, £6 million for Spain, £49 million for key markets and £19 million for venture markets.

(2)	The reported operating profit before exceptional items for the year ended 30 June 2003 has been restated following the adoption of FRS 17 — Retirement benefits, and UITF 38 — Accounting for ESOP trusts. The operating profit before exceptional items has been reduced by £74 million in respect of the following markets — £21 million for North America, £16 million for Great Britain, £10 million for Ireland, £3 million for Spain, £20 million for key markets and £4 million for venture markets.

(3)	The exchange adjustments for turnover, net sales (after deducting excise duties) and operating profit before exceptional items are principally in respect of the US dollar and the euro.

(4)	Disposals include the transfer of Portugal to venture markets from key markets, and Germany to key markets from venture markets, effective 1 July 2003. This adjustment represents the differential between the incremental amounts contributed by Germany compared to the amounts contributed by Portugal in the year ended 30 June 2003 — £139 million for turnover, £104 million for net sales (after deducting excise duties) and £18 million for operating profit before exceptional items. In addition, disposals for turnover, net sales (after deducting excise duties) and operating profit before exceptional items were principally in respect of the termination of distribution rights for Bass Ale in North America and Brown Forman agency brands in Great Britain, the disposals of Gilbey’s Green and White Whisky in India, and the partial disposal of Don Julio in Mexico.

(5)	There have been no acquisitions of subsidiaries in the last twenty-four months.

(6)	In the calculation of operating profit before exceptional items the overheads included in disposals were only those directly attributable to the businesses disposed, and do not result from subjective judgements of management.

(7)	The organic movement percentage is the amount in the column headed ‘organic movement’ in the table above expressed as a percentage of the aggregate of the first three columns. The basis of the calculation of the organic movement is explained below.

Calculation of organic movement

Where a business, brand, brand distribution right or agency agreement was disposed of, or terminated, in the current period, the group, in organic movement calculations, adjusts the results for the comparable prior period to exclude the amount the group earned in that period that it could not have earned in the current period (i.e. the period between the date in the prior period, equivalent to the date of the disposal in the current period, and the end of the prior period). As a result, the organic movement numbers reflect only comparable trading performance. Similarly, if a business was disposed of part way through the equivalent prior period then its contribution would be completely excluded from that prior period’s performance in the organic movement calculation, since the group recognised no contribution from that business in the current period.

A further adjustment in organic movement is made to exclude the effect of exchange rate movements by recalculating the prior period’s results as if they had been generated at the current period’s exchange rates.

Organic movement percentages are calculated as the organic movement amount in £ million, expressed as the percentage of the prior period results at current year exchange rates and after adjusting for disposals. The basis of calculation means that the results used to measure organic movement for a given period will be adjusted when used to measure organic movement in the subsequent period.

EXPLANATORY NOTES

Definitions

Unless otherwise stated, percentage movements given throughout this announcement for volume, turnover, net sales (after deducting excise duties), marketing investment and operating profit are organic movements (at level exchange rates and after adjusting for acquisitions and disposals) for continuing operations. They are before exceptional items. Comparisons are with the equivalent period in the last financial year. For an explanation of organic movements and free cash flow please refer to Diageo’s annual report for the year ended 30 June 2003 and ‘Reconciliation to GAAP measures’ in this announcement.

Volume has been measured on an equivalent units basis to nine litre cases of spirits. An equivalent unit represents one nine litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits; 165ml of wine; or 330ml of ready to drink or beer. Therefore, to convert volume of products, other than spirits, to equivalent units, the following guide has been used: beer in hectolitres divide by 0.9, wine in nine litre cases divide by 5 and ready to drink in nine litre cases divide by 10.

Net sales are turnover less excise duty.

References to ready to drink include flavored malt beverages in the United States. References to Smirnoff ready to drink include Smirnoff Ice, Smirnoff Black Ice, Smirnoff Twisted V, Smirnoff Mule, Smirnoff Spin and Smirnoff Caesar. References to Smirnoff Black Ice include Smirnoff Ice Triple Black in the United States.

The share data contained in this announcement is taken from independent industry sources in the markets in which Diageo operates. Unless otherwise stated, share is volume share.

This announcement contains forward-looking statements that involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors beyond Diageo’s control. Please refer to page 39 — ‘Cautionary statement concerning forward-looking statements’ for more details.

This announcement includes names of Diageo’s products which constitute trademarks or trade names which Diageo owns or which others own and license to Diageo for its use.

Reconciliation to GAAP measures

(i)  Organic movement

Organic movement in volume, turnover, net sales (after deducting excise duties) and operating profit before exceptional items are measures not specifically used in the consolidated financial statements themselves (non-GAAP measures). The performance of the premium drinks segment is discussed using these measures.

Since overall performance is the result of a number of factors, breaking these down into broad categories and discussing each of these categories assists management and the reader in understanding the overall picture. Once factors such as the effect of currency movements, excise duties and acquisitions and disposals have been eliminated, the above measures enable the reader to focus on the performance of the premium drinks brand portfolio which is common to both periods. Organic movement measures also most closely reflect the way in which the business is managed, for the same reasons of achieving comparability between periods. Diageo’s strategic planning and budgeting process is based on organic movement in volume, net sales (after deducting excise duties) and operating profit before exceptional items, and these measures closely reflect the way in which operating targets are defined and performance is monitored by the group’s management.

These measures are chosen for planning, budgeting and reporting purposes since, as explained further below, they represent those measures which local managers are most directly able to influence and they enable consideration of the underlying business performance without the distortion caused by fluctuating exchange rates, excise duties, acquisitions and disposals. In addition, management bonus targets are set based on the performance of the business as measured by organic operating profit growth before exceptional items.

The group’s management believe these measures provide valuable additional information for users of the financial statements in understanding the group’s performance since they provide information on those elements of performance which local managers are most directly able to influence, and focus on that element of the core brand portfolio which is common to both periods. However, whilst these measures are important in the management of the business, they should not be viewed as replacements for, but rather as complementary to, the comparable GAAP measures such as turnover and reported (rather than organic) movements in individual profit and loss account captions. These GAAP measures reflect all of the factors which impact the business and the discussion in relation to premium drinks should be read in the context of the discussion of the overall group performance.

In the discussion of the performance of the premium drinks segment, net sales (after deducting excise duties) is presented in addition to turnover, since turnover reflects significant components of excise duties which are set by external regulators and over which Diageo has no control. Diageo incurs excise duties throughout the world. In some countries, excise duties are based on sales and are separately identified on the face of the invoice to the external customer. In others, it is effectively a production tax, which is incurred when the spirit is removed from bonded warehouses. In these countries it is part of the cost of goods sold and is not separately identified on the sales invoice. Changes in the level of excise duties can significantly affect the level of reported turnover and cost of sales, without directly reflecting changes in volume, mix or profitability that are the variables that impact the element of turnover retained by the group.

Also in the discussion of the performance of the premium drinks segment, certain information is presented using sterling amounts on a constant currency basis. This strips out the effect of foreign exchange rate movements and enables an understanding of the underlying performance of the market that is most closely influenced by the actions of the group’s management. The risk from foreign exchange is managed centrally and is not a factor over which local managers have any control.

Adjusting for these items enables group management to monitor performance over factors which local managers are not directly able to influence in relation to the core ongoing brand portfolio. The underlying performance on a constant currency basis and excluding the impact of acquisitions and disposals is referred to as ‘organic’ performance, and further information on the calculation of organic measures as used in the discussion of the premium drinks segment is included on page 34.

(ii)  Free cash flow

Free cash flow is a non-GAAP measure that comprises the net cash flow arising from operating activities, dividends received from associates, returns on investments and servicing of finance, taxation, and capital expenditure and financial investment. Free cash flow as used by the group covers all the items that are required by FRS 1 to be on the face of the cash flow statement down to, and including, capital expenditure and financial investment. It is therefore a natural sub-total but may not be comparable to similarly titled measures used by other companies. The group’s management believe the measure assists users of the financial statements in understanding the group’s cash generating performance as it comprises items which arise from the running of the ongoing business.

Where appropriate, separate discussion is given for the impacts of acquisitions and disposals of businesses, equity dividends and purchase of own shares — each of which arises from decisions which are independent from the running of the ongoing underlying business. The management regards capital expenditure as ultimately non-discretionary since ongoing investment in plant and machinery is required to support the day-to-day operations, whereas acquisitions and disposals of businesses are discretionary. However, free cash flow does not necessarily reflect all amounts which the group either has a constructive or legal obligation to incur. The free cash flow measure is also used by management for their own planning, budgeting, reporting and incentive purposes since it provides information on those elements of performance which local managers are most directly able to influence.

(iii)  Return on average total invested capital

Return on average total invested capital is a non-GAAP measure that is used by management to assess the return obtained from the group’s asset base. This measure is not specifically used in the consolidated financial statements, but is calculated to aid comparison of the performance of the business between periods.

Profits used in assessing the return on total invested capital reflect the operating performance of the business after the effective tax rate for the period, stated before exceptional items and interest. Average total invested capital is calculated using the average derived from the consolidated balance sheets at the beginning, middle and the end of the year. Capital employed comprises net assets for the period, excluding both post employment liabilities (net of deferred tax) and net borrowings. Average capital employed is aggregated with restructuring and integration costs net of tax, which have been charged to exceptional items, and goodwill written off in reserves (up to 1 July 1998). For the year ended 30 June 2003, the total invested capital has also been adjusted for the assets, including goodwill, of Burger King, as profits were generated for five and a half months of this period. Calculations for the return on average total invested capital for the year ended 30 June 2004 were as follows:

	2004	2003
	£ million	£ million
Operating profit before exceptional items	1,911	1,955
Associates after interest	394	406
Effective tax rate 25% / 25.6%	(576)	(604)

	1,729	1,757

Average net assets	4,841	5,417
Average net borrowings	4,573	5,206
Average integration costs (net of tax)	902	809
Average goodwill	1,600	1,984

Average total invested capital	11,916	13,416

Return on average total invested capital	14.5%	13.1%

Cautionary statement concerning forward-looking statements

This document contains statements with respect to the financial condition, results of operations and business of Diageo and certain of the plans and objectives of Diageo with respect to these items. These forward-looking statements are made pursuant to the ‘Safe Harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing to Diageo and parties or consortia who have purchased Diageo’s assets, actions of parties or consortia who have purchased Diageo’s assets, anticipated cost savings or synergy and the completion of Diageo’s strategic transactions, are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo’s control.

These factors include, but are not limited to:

•	Increased competitive product and pricing pressures and unanticipated actions by competitors that could impact Diageo’s market share, increase expenses and hinder growth potential;

•	The effects of future business combinations, partnerships, acquisitions or disposals, existing or future, and the ability to realise expected synergy and/or costs savings;

•	Diageo’s ability to complete future acquisitions and disposals;

•	Legal and regulatory developments, including changes in regulations regarding consumption of, or advertising for, beverage alcohol, changes in accounting standards, taxation requirements, such as the impact of excise tax increases with respect to the premium drinks business, and environmental laws;

•	Developments in the alcohol advertising class actions and any similar proceedings;

•	Changes in the food industry in the United States, including increased competition and changes in levels of consumer preferences;

•	Changes in consumer preferences and tastes, demographic trends or perception about health related issues;

•	Changes in the cost of raw materials and labour costs;

•	Changes in economic conditions in countries in which Diageo operates, including changes in levels of consumer spending;

•	Levels of marketing, promotional and innovation expenditure by Diageo and its competitors;

•	Renewal of distribution rights on favourable terms when they expire;

•	Termination of existing distribution rights on agency brands;

•	Technological developments that may affect the distribution of products or impede Diageo’s ability to protect its intellectual property rights; and

•	Changes in financial and equity markets, including significant interest rate and foreign currency rate fluctuations, which may affect Diageo’s access to or increase the cost of financing or which may affect Diageo’s financial results.

All oral and written forward-looking statements made on or after the date of this announcement and attributable to Diageo are expressly qualified in their entirety by the above factors and the ‘risk factors’ contained in the annual report on Form 20-F for the year ended 30 June 2003 filed with the U.S. Securities and Exchange Commission. Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo’s expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement in based. The reader should, however, consult any additional disclosures that Diageo may make in documents it files with the U.S. Securities and Exchange Commission.

The information in this announcement does not constitute an offer to sell or an invitation to buy shares in Diageo plc or any other invitation or inducement to engage in investment activities.

Past performance cannot be relied upon as a guide to future performance.

END

Company	Diageo PLC
TIDM	DGE
Headline	Directorate Change
Released	12:01 02-Sep-04
Number	5398C

2 September 2004

Diageo announces changes to its Board of directors

Diageo plc has announced today changes to its Board of directors.

Rodney Chase, Senior non-executive director and chairman of the Remuneration Committee, who retires by rotation at the company’s AGM on 20 October 2004, will not seek a further term on the Board. He has served two terms as a non-executive director of Diageo since his appointment in January 1999.

In line with its planned policy of succession for non-executive positions and to ensure continuity, the company has appointed Lord Hollick Senior non-executive director and Chairman of the Remuneration Committee with effect from 2 September 2004.

James Blyth, Chairman of Diageo, said ‘Rodney has played an important role on Diageo’s Board. We wish him well in the future.’

-ends-

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	14:48 03-Sep-04
Number	PRNUK-0309

TO:	Regulatory Information Service
PR Newswire
RE:	CHAPTER 16 PARAGRAPH 13 OF
THE LISTING RULES

Diageo plc (the ‘Company’) announces that it received notification on 3 September 2004 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that the Trustee transferred 1,665 ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) to participants leaving the Plan on 1 September 2004. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

The total holding of the Trust now amounts to 3,345,787 ordinary shares.

Directors who are potential beneficiaries of the Plan are NC Rose and PS Walsh.

3 September 2004

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:52 03-Sep-04
Number	6173C

DIAGEO PLC

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 400,000 ordinary shares at an average price of 688.3793p per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:55 07-Sep-04
Number	7113C

DIAGEO PLC

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 410,000 ordinary shares at an average price of 700.81p per share.

END.

Company	Diageo PLC
TIDM	DGE
Headline	Executive Committee Changes
Released	13:59 08-Sep-04
Number	7435C

8 September 2004

Diageo announces changes to global Executive Committee

In its 2004 financial results announcement on 2 September 2004, Diageo said that at the start of their new financial year, and as previously indicated, they did not see any major changes in the trading environment faced. While North America continues to provide a strong trading environment for the world’s leading premium drinks business, Europe remains challenging.

Following the resignation, previously announced, of Ian Meakins, formerly President of Diageo’s European major markets (Great Britain, Ireland and Spain) from Diageo on 29 July 2004, Diageo plc today announced that it has created a new pan-regional organisation comprising North America, Europe and International regions.

The newly created Diageo Europe will cover all European countries and territories, including Russia. The new unit will be headed by Andrew Morgan, formerly president of Diageo’s venture markets. Collectively Diageo Europe accounts for 34% of Diageo operating profit, making it the second biggest geographic region for the company after North America.

Diageo has brought together its Africa, Asia Pacific and Latin America groups of markets under one new business unit, Diageo International. This business unit, collectively accounting for 29% of the company’s organic operating profit will be headed by Stuart Fletcher, formerly president of Diageo’s key markets.

There is no change to the role or responsibilities of Ivan Menezes, President, Diageo North America.

Ian Meakins’ role is not being directly replaced on Diageo’s Executive Committee. Accordingly, his additional responsibilities for global supply and information systems, will transfer to Diageo’s chief financial officer Nick Rose. This is in addition to Nick’s existing responsibilities as CFO, and as a director of the company.

All Diageo Executive changes to role and/or responsibility will take effect on 1 October, 2004.

As at 1 October 2004 Diageo’s global Executive Committee will comprise:

•	Paul Walsh, Chief Executive Officer

•	Nick Rose, Chief Financial Officer

•	Ivan Menezes, President, Diageo North America

•	Andrew Morgan, President, Diageo Europe

•	Stuart Fletcher, President, Diageo International

•	Gareth Williams, Human Resources Director

•	Rob Malcolm, President, Global Marketing, Sales and Innovation

•	Tim Proctor, General Counsel

•	Jim Grover, Global Business Support Director

—ENDS—

Investor enquiries:
Catherine James +44 (0)20 7927 5272 or investor.relations@diageo.com
Media enquiries:
Kathryn Partridge +44 (0)20 7927 5225 or media@diageo.com

About Diageo plc
Diageo is the world’s leading premium drinks business. With its global vision, and local marketing focus, Diageo brings to consumers an outstanding collection of beverage alcohol brands across the spirits, wine and beer categories including Smirnoff, Guinness, Johnnie Walker, Baileys, J&B, Cuervo, Captain Morgan and Tanqueray, and Beaulieu Vineyard and Sterling Vineyards wines. Diageo trades in some 180 markets around the world and is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands and performance, visit us at www.diageo.com

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:07 08-Sep-04
Number	7608C

DIAGEO PLC

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 500,000 ordinary shares at an average price of 702.2819p per share.

END.

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:06 09-Sep-04
Number	8082C

DIAGEO PLC

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 500,000 ordinary shares at an average price of 694.4983p per share.

END.

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	15:32 10-Sep-04
Number	PRNUK-1009

TO:	Regulatory Information Service
PR Newswire
RE:	CHAPTER 16 PARAGRAPH 13 OF
THE LISTING RULES

Diageo plc (the ‘Company’) announces that:

1. It received notification on 9 September 2004, for the purposes of Section 324 of the Companies Act 1985, that on 9 September 2004 Mr P S Walsh, a director of the Company, purchased 2,000 Ordinary Shares of 28 101/108 pence in the Company (‘Ordinary Shares’) as a non-beneficial trustee for his son, Mr D Walsh. The Ordinary Shares were purchased at a price per share of £6.96.

2. It received notification on 10 September 2004 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that:

3. (i) the Trustee sold 548 Ordinary Shares in respect of participants leaving the Plan and transferred 7,012 Ordinary Shares to participants leaving the Plan. The Ordinary Shares were sold on 3 September 2004 and 6 September 2004 at prices per Ordinary Share of £6.9305 and £6.9755 respectively, by the Trustee. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries;

Date of		Price Per
Transaction	No of Ordinary Shares Sold	Share
03.09.04	215	£6.9305
06.09.04	333	£6.9755

Date of
Transaction	No of Ordinary Shares Transferred
06.09.04	7,012

(ii) the Trustee purchased 41,209 Ordinary Shares in respect of participants in the Plan on 10 September 2004 at a price of £7.01 per share. The Ordinary Shares were purchased by Diageo Share Ownership Trustees Limited, which holds Ordinary Shares as trustee of the Plan;

(iii) the following directors of the Company were allocated Ordinary Shares on 10 September 2004 under the Plan, from those purchased by the Trustee as disclosed in (ii) above:

Name of Director	Number of Ordinary Shares
N C Rose	27
P S Walsh	27

The number of Ordinary Shares allocated comprises those purchased by the Trustee using an amount which the employee has chosen to have deducted from salary (‘Sharepurchase’) and those awarded to the employee by the Company (‘Sharematch’) on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £7.01.

The Ordinary Shares are held by the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

As a result of the above, these directors’ interests in the Company’s Ordinary Shares (excluding options, awards under the Company’s LTIPs and also interests as potential beneficiaries of the Grand Metropolitan No 2 Employee Share Trust and the Diageo Employee Benefit Trust) are as follows:

Name of Director	Number of Ordinary Shares
N C Rose	172,382
P S Walsh	672,029

As a result of purchases, awards and transfers made by the Trustee on behalf of the Company on 10 September 2004 in respect of all participants in the Plan, the total holding of the Trustee now amounts to 3,379,436 Ordinary Shares.

4. It received notification on 10 September 2004 from Lord Blyth that he has purchased 1,046 Ordinary Shares on 10 September 2004 under an arrangement with the Company, whereby he has agreed to use an amount of £7,375 per month, net of tax, from his fees to purchase Ordinary Shares. Lord Blyth has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £7.01.

As a result of this purchase, Lord Blyth’s interest in Ordinary Shares has increased to 45,837.

10 September 2004

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:05 10-Sep-04
Number	8600C

DIAGEO PLC

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 150,000 ordinary shares at an average price of 699.89p per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:01 13-Sep-04
Number	9118C

DIAGEO PLC

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 300,000 ordinary shares at an average price of 702.53p per share.

END.

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:06 14-Sep-04
Number	9635C

DIAGEO PLC

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 350,000 ordinary shares at an average price of 702.0664p per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	15:32 15-Sep-04
Number	PRNUK-1509

TO:	Regulatory Information Service
PR Newswire
RE:	CHAPTER 16 PARAGRAPH 13 OF
THE LISTING RULES

Diageo plc (the ‘Company’) announces that it received notification on 14 September 2004, for the purposes of Section 324 of the Companies Act 1985, that Lord Blyth, a director of the Company, has purchased 50,000 Ordinary Shares of 28 101/108 pence in the Company (‘Ordinary Shares’) on 14 September 2004.

The Ordinary Shares were purchased at a price per share of £7.095.

As a result of this purchase, Lord Blyth’s interest in Ordinary Shares has increased to 95,837.

15 September 2004

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:05 15-Sep-04
Number	0073D

DIAGEO PLC

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 400,000 ordinary shares at an average price of 686.92p per share.

END.

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:56 16-Sep-04
Number	0527D

DIAGEO PLC

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 700,000 ordinary shares at an average price of 687.449p per share.

END.

Company	Diageo PLC
TIDM	DGE
Headline	Director Shareholding
Released	14:48 17-Sep-04
Number	PRNUK-1709

TO:	Regulatory Information Service
PR Newswire
RE:	CHAPTER 16 PARAGRAPH 13 OF
THE LISTING RULES

Diageo plc (the ‘Company’) announces that it received notification on 17 September 2004 for the purposes of Section 329 of the Companies Act 1985 from Diageo Share Ownership Trustees Limited (the ‘Trustee’), as trustee of the Diageo Share Incentive Plan (the ‘Plan’) that the Trustee sold 45 ordinary shares of 28 101/108 pence in the Company (‘Ordinary Shares’) in respect of participants leaving the Plan. The Ordinary Shares were sold on 10 September 2004 at a price per Ordinary Share of £6.995, by the Trustee. The Plan is an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries.

The total holding of the Trust now amounts to 3,379,391 Ordinary Shares.

Directors who are potential beneficiaries of the Plan are NC Rose and PS Walsh.

17 September 2004

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:38 20-Sep-04
Number	1451D

DIAGEO PLC

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 56,250 ordinary shares at an average price of 684.1889p per share.

END.

Company	Diageo PLC
TIDM	DGE
Headline	Regulatory Approval
Released	12:08 21-Sep-04
Number	1687D

21 September 2004

DIAGEO ANNOUNCES GENERAL MILLS UPDATE

On 23 June 2004, General Mills filed a registration statement with the U.S. Securities and Exchange Commission (the ‘SEC’) that included 49,907,680 shares of General Mills owned by Diageo.

As General Mills has announced today, General Mills has informed Diageo that on 20 September 2004 the registration statement was declared effective by the SEC.

Diageo remains committed to selling its stake in General Mills subject to market conditions.

—ends—

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Diageo investor enquiries to:
Catherine James +44 (0) 20 7927 5272 investor.rel@diageo.com
Diageo media enquiries to:
Kathryn Partridge +44 (0) 20 7927 5225 media@diageo.com

Notes to editor:
Diageo is the world’s leading premium drinks business. With its global vision, and local marketing focus, Diageo brings to consumers an outstanding collection of beverage alcohol brands across the spirits, wine and beer categories including Smirnoff, Guinness, Johnnie Walker, Baileys, J&B, Jose Cuervo, Captain Morgan and Tanqueray, and Beaulieu Vineyard and Sterling Vineyards wines. Diageo trades in some 180 countries around the world and is listed on both the New York Stock Exchange (DEO) and the London Stock Exchange (DGE). For more information about Diageo, its people, brands and performance, visit us at www.diageo.com

END

Company	Diageo PLC
TIDM	DGE
Headline	Annual Report and Accounts
Released	16:01 21-Sep-04
Number	PRNUK-2109

TO:	Regulatory Information Service
PR Newswire
RE:	CHAPTER 9 PARAGRAPH 32 OF
CONTINUING OBLIGATIONS

Diageo plc (the ‘Company’) announces that in accordance with Chapter 9 paragraph 32 of the Listing Rules, two copies of the Company’s Annual Report and Annual Review for the year ended 30 June 2004 have been lodged today with the UK Listing Authority for publication through the Document Viewing Facility, together with: the Directors’ Remuneration Report 2004, Notice of Annual General Meeting, Summary Financial Statements Notices, Form of Proxy / Letter of Direction, and highlights of the Diageo Corporate Citizenship Report 2004.

21 September 2004

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:56 22-Sep-04
Number	2386D

DIAGEO PLC

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 500,000 ordinary shares at an average price of 682.538p per share.

END.

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:58 23-Sep-04
Number	2889D

DIAGEO PLC

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 750,000 ordinary shares at an average price of 679.89p per share.

END.

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:56 24-Sep-04
Number	3369D

DIAGEO PLC

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 900,000 ordinary shares at an average price of 681.2p per share.

END

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	16:57 27-Sep-04
Number	3904D

DIAGEO PLC

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 1,500,000 ordinary shares at an average price of 675.94p per share.

END.

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Own Securities
Released	17:04 28-Sep-04
Number	4464D

DIAGEO PLC

Purchase of Own Shares

Diageo plc announces that it has today purchased for cancellation through Cazenove & Co. Ltd 1,000,000 ordinary shares at an average price of 681.7824p per share.

END.

Company	Diageo PLC
TIDM	DGE
Headline	Holding(s) in Company
Released	14:58 29-Sep-04
Number	PRNUK-2909

TO:	Regulatory Information Service
PR Newswire
RE:	CHAPTER 9 PARAGRAPH 11 OF
THE LISTING RULES

Diageo plc (the ‘Company’) announces that it received notification on 28 September 2004 for the purposes of Sections 198 to 208 of the Companies Act 1985, from The Capital Group Companies Inc. (‘Capital’) that as at 27 September 2004 Capital had decreased its interest in the Company’s Ordinary Shares of 28 101/108p each (‘Ordinary Shares’) to 121,175,687 Ordinary Shares, representing 3.968 per cent. of the issued share capital. These shares are under Capital’s investment management and are not owned for their own account. The Holders, Registered Names and the number of Ordinary Shares held by each of them are as follows:

Holder	Number of shares
Capital Guardian Trust Company	45,328,857
Registered Name:
State Street Nominees Limited, London	6,884,137
Bank of New York Nominees, London	1,208,000
Northern Trust, c/o NorTrust Nominees Limited, London	171,900
Chase Nominees Limited, London	20,504,204
BT Globenet Nominees Limited, London	540,800
Midland Bank plc, London	5,705,100
Cede & Co., New York	14,400
Bankers Trust, London	2,008,900
Barclays Bank, London	374,000
Citibank London, London	20,400
Royal Trust	25,000
Nortrust Nominees, London	5,807,876
Royal Bank of Scotland, London	75,800
MSS Nominees Limited, London	31,900
State Street Bank & Trust Co.	85,600
Citibank	21,400
Citibank N.A., Toronto	40,200
HSBC Bank plc, London	18,600
Mellon Bank N.A., London	156,100
ROY Nominees Limited, London	30,600
Mellon Nominees (UK) Limited, Glasgow	1,575,140
HSBC, Kuala Lumpur	28,800

Holder	Number of shares
Capital International Limited	16,391,632
Registered Name:
State Street Nominees Limited, London	439,653
Bank of New York Nominees, London	5,911,707
Northern Trust, c/o NorTrust Nominees Limited, London	1,213,177
Chase Nominees Limited, London	1,905,035
Midland Bank plc, London	95,500
Bankers Trust, London	183,088
Barclays Bank, London	66,400
Citibank London, London	7,000
Morgan Guaranty, London	288,700
Nortrust Nominees, London	3,076,601
Royal Bank of Scotland, London	189,800
State Street Bank & Trust Co.	370,400
Deutsche Bank AG, London	1,400,000
HSBC Bank plc, London	866,320
Mellon Bank N.A., London	195,751
KAS UK, Amsterdam	12,300
Bank One, London	108,800
Clydesdale Bank plc	61,400
Capital International S.A.	1,473,800
Registered Name:
Chase Nominees Limited, London	872,000
Midland Bank plc, London	260,500
Barclays Bank, London	230,600
Brown Bros., Pittsburgh	22,800
State Street Bank & Trust Co.	27,900
Lloyds Bank, London	11,200
HSBC Bank plc, London	48,800
Capital International, Inc.	3,971,398
Registered Name:
State Street Nominees Limited, London	1,361,800
Bank of New York Nominees, London	287,500
Northern Trust, c/o NorTrust Nominees Limited, London	23,500
Chase Nominees Limited, London	1,229,100
Midland Bank plc, London	80,200
Bankers Trust, London	6,900
Citibank London, London	13,800
Brown Bros., Pittsburgh	33,200
Nortrust Nominees, London	276,700
Royal Bank of Scotland, London	62,800
State Street Bank and Trust Co.	134,400
Citibank	15,600
RBSTB Nominees Ltd., London	13,300
Citibank NA, Toronto	207,198
HSBC Bank plc, London	70,500
JP Morgan Chase Bank	154,900
Capital Research and Management Company	54,010,000
Registered Name:
Chase Nominees Limited, London	54,010,000
Total	121,175,687

29 September 2004

END